-----------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                   FORM 6-K
                                 ------------

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 1-15194


                              dated September 18, 2001


                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact Name of Registrant as Specified in its Charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's Name into English)

          Avenida Maria Coelho Aguiar, 215, Bloco F, 6(degree) andar
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F  [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]                           No  [X]


-----------------------------------------------------------------------------

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2001


                              COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV



                                 By: [Luis Felipe P. Dutra Leite]
                                    -------------------------------------------
                                    Name:  Luis Felipe P. Dutra Leite
                                    Title: Chief Financial Officer and Investor
                                           Relations

                             CAUTIONARY STATEMENT
                     REGARDING FORWARD-LOOKING INFORMATION

     AmBev makes forward-looking statements in this report that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of AmBev's management, and on information currently available to AmBev. Forward-looking statements include statements regarding the intent, belief or current expectations of AmBev or its directors or executive officers with respect to:

     o    the declaration or payment of dividends;

     o    the direction of future operations;

     o the implementation of principal operating strategies, including potential acquisition or joint venture transactions or other investment opportunities;

     o the implementation of AmBev's financing strategy and capital expenditure plans;

     o the factors or trends affecting AmBev's financial condition, liquidity or results of operations; and

     o the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE).

     Forward-looking statements also include the information concerning possible or assumed future results of operations of AmBev and statements preceded by, followed by, or that include, the words "believes", "may", "will", "continues", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future. The future results and shareholder values of AmBev may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements.

     Investors should understand that the following important factors could affect the future results of AmBev and could cause results to differ materially from those expressed in such forward-looking statements:

     o general economic conditions, such as the rates of economic growth in the principal geographic markets of AmBev or fluctuations in exchange rates;

     o industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, the introduction of new products by AmBev, the introduction of new products by competitors, changes in technology or in the ability of AmBev to obtain products and equipment from suppliers without interruption and at reasonable prices, and the financial conditions of the customers and distributors of AmBev; and

     o operating factors, such as the continued success of manufacturing and distribution activities of AmBev and the consequent achievement of efficiencies and the continued success of product development.

                                 EXHIBIT INDEX


Exhibit        Description of Exhibit                                  Page
-------        ----------------------                                  ----

1.             Quarterly Information - ITR of Companhia de               1
               Bebidas das Americas-AmBev filed with the Brazilian Securities Commission (Comissao de
               Valores Mobiliarios-CVM)

                                                                     Exhibit 1
                                                                     ---------


Quarterly Information - ITR of Companhia de Bebidas das Americas-AmBev filed with the Brazilian Securities Commission (Comissao de Valores Mobiliarios-CVM)

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



Report of Independent Accountants on the Limited Review of Quarterly Information


Sao Paulo, July 27, 2001

To the Board of Directors and Shareholders
Companhia de Bebidas das Americas - AmBev


1. We have carried out limited reviews of the Quarterly Information - ITR of Companhia de Bebidas das Americas - AmBev for the quarters ended on June 30, 2001 and 2001.

2. Our reviews were performed in accordance with the specific standards established by the Brazilian Institute of independent Accountants - IBRACON, in conjunction with the Federal Accounting Council - CFC, and are mainly comprised of: (a) inquiries of and discussion with the managers responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the Quarterly Information - ITR and (b) a review of the relevant information and of the subsequent events that have, or could have, relevant effects on Company's financial position and operations.

3. Based on our limited reviews, we are not aware of any relevant adjustment which should be made to the Quarterly Information - ITR in order that it be stated in conformity with the accounting principles determined by the Brazilian corporate legislation applicable to Quarterly Information - ITR and in compliance with the regulations of the Brazilian Securities Commission.



PricewaterhouseCoopers                      Francisco Henrique Passos Fernandes
Independent Auditors                        Partner
CRC 2SP000160/O-5                           Accountant - CRC 1SP089013/O-2

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



--------------------------------------------------------------------------------
REGISTRATION WITH CVM DOES NOT IMPLY ANY ENDORSEMENT OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION HEREIN
--------------------------------------------------------------------------------


01 - IDENTIFICATION
--------------------------------------------------------------------------------
1. CVM CODE  2. COMPANY NAME                    3.National Corporate Taxpayers'
01811-2      COMPANHIA DE BEBIDAS               Registry - CNPJ
             DAS AMERICAS-AMBEV                 02.808.708/0001-07
--------------------------------------------------------------------------------
3   Register Inscription Number - NIRE
35.300.157.770
--------------------------------------------------------------------------------



01.02   - HEAD OFFICE

1. FULL ADDRESS                            2.  DISTRICT
Av. Maria Coelho Aguiar, 215 BI F 6o andar  Santo Amaro

3.  ZIP CODE                               4.  MUNICIPALITY   5.  STATE
05804-900                                  Sao Paulo          SP

6. AREA CODE                               7.  TELEPHONE      8. TELEPHONE     9. TELEPHONE       10. TELEX
011                                        3741 7000                 -                -                 -

11. AREA CODE                              12. FAX            13.  FAX         14.  FAX
011                                        3741-1009                -                -

15.  E-MAIL
acinv@ambev.com.br



01.03   - INVESTOR RELATIONS OFFICER (Address for correspondence with the company)
1    NAME
Luiz Felipe Pedreira Dutra  Leite

2. FULL ADDRESS                            2    DISTRICT
Av. Maria Coelho Aguiar, 215 BI F 6 degrees andar Santo Amaro

3. ZIP CODE                                4.   MUNICIPALITY  1    UF
05804-900                                  Sao Paulo          SP

6. AREA CODE                               7.   TELEPHONE     9.  TELEPHONE    10. TELEPHONE      11. TELEX
011                                        3741-7553                 -                 -                -

12. AREA CODE                              13.  FAX           14.  FAX         15.  FAX
011                                        3741-3527

16.  E-MAIL
acinv@ambev.com.br



01.04   - GENERAL INFORMATION / AUDITOR

       CURRENT YEAR                       CURRENT QUARTER                             PRIOR QUARTER
1. BEGINNING   2. END       3. QUARTER    4. BEGINNING     5. END          6. QUARTER   7. BEGINNING      8. END
01/01/2001     12/31/2001        2        04/01/2001       06/30/2001          1        01/01/2001        03/31/2001

9.  AUDITOR                                                PricewaterhouseCoopers Auditores Independentes
10. CVM CODE                                               00287-9
11. ACCOUNTANT RESPONSIBLE                                 Fracisco Henriques Passos Fernandes
12. ACCOUNTANT'S INDIVIDUAL TAXPAYERS'REGISTRATION         056.778.238-72

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


01.01   - IDENTIFICATION
--------------------------------------------------------------------------------
1. CVM CODE  2. COMPANY NAME                    3.National Corporate Taxpayers'
01811-2      COMPANHIA DE BEBIDAS               Registry - CNPJ
             DAS AMERICAS-AMBEV                 02.808.708/0001-07
--------------------------------------------------------------------------------



01.05 - CAPITAL COMPOSITION

        Number of Shares     1.  Current Quarter     2.  Prior Quarter   3.  Same Quarter in Prior Year
         [Thousand]              06/30/2001              03/31/2001                  06/30/2000

Paid in capital

        1. - Common                   15,976,336            15,976,336                        2,018,731
        2. - Preferred                23,238,852            23,238,852                           81,691
        3. - Total                    39,215,188            39,215,188                        2,100,422

Treasury Stock

        4. - Common                       68,475                50,005                                0
        5. - Preferred                   385,926               226,084                                0
        6. - Total                       454,401               276,089                                0



01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, Manufacturing and other

2 - SITUATION
Operational

3 - NATURE OF SHAREHOLDING CONTROL
Private National

4 - ACTIVITY CODE
1030100 - Beverages

5 - MAIN ACTIVITY
Production of beer and soft drinks

6 - CONSOLIDATION TYPE
Full

7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Unqualified



01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
1 - ITEM                 2 - CNPJ                 3 - NAME



01.08 -DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1-Item  2-Event  3-Date    4-Type  5-Date Payment  6-Type of Share  7-Yield per
                 Approved          Began                            Share

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1. CVM CODE  2. COMPANY NAME                    3.National Corporate Taxpayers'
01811-2      COMPANHIA DE BEBIDAS               Registry - CNPJ
             DAS AMERICAS-AMBEV                 02.808.708/0001-07
--------------------------------------------------------------------------------



01.09 - SUBSCRIBED CAPITAL STOCK AND CHANGES IN CURRENT YEAR

1. ITEM   2. DATE OF     3.CAPITAL       4.CHANGE AMOUNT   5. NATURE OF           7. NUMBER OF    8. SHARE PRICE ON
             CHANGE      (In thousands   (In thousands     CHANGE                 SHARES ISSUED   ISSUE DATE (Reais)
                         of Reais)        of Reais)                                (Thousands)
   01       03/30/2001       2,646,023            80,774   Private subscription         569,108         0.1419299380
                                                           in cash


01 - IDENTIFICATION
8.  CVM CODE        9. COMPANY NAME                              3.National Corporate Taxpayers' Registry - CNPJ
01811-2             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV      02.808.708/0001-07

02.01 - Balance Sheet - Assets (R$ thousand)
1 - Code           2 - Description                                   3 - 06/30/2001          4 - 03/31/2001
1                  Total assets                                              3,639,352               3,721,593
1.01               Current assets                                               32,445                 132,267
1.01.01            Available funds                                                  49                      96
1.01.01.01         Cash and banks                                                   49                      96
1.01.02            Credits                                                      32,350                 130,359
1.01.02.01         Marketable securities                                             0                  18,671
1.01.02.02         Trade accounts receivable                                         0                       0
1.01.02.03         Taxes recoverable                                            32,259                  31,035
1.01.02.04         Accounts receivable from employees                                0                       0
1.01.02.05         Advances                                                          0                       0
1.01.02.06         Loans to third parties                                            0                       0
1.01.02.07         Dividends receivable from subsidiaries                            0                  79,662
1.01.02.08         Receivables from hedged transactions                              0                       0
1.01.02.09         Other accounts receivable                                        91                     991
1.01.03            Inventories                                                       0                       0
1.01.03.01         Finished products                                                 0                       0
1.01.03.02         Work-in-process                                                   0                       0
1.01.03.03         Raw materials                                                     0                       0
1.01.03.04         Production/packaging material                                     0                       0
1.01.03.05         Bottles and crates                                                0                       0
1.01.03.06         Supplies                                                          0                       0
1.01.03.07         Other inventories                                                 0                       0
1.01.04            Other                                                            46                   1,812
1.01.04.01         Prepaid expenses                                                 46                   1,812
1.01.04.02         Receivables from related parties                                  0                       0
1.02               Long-term receivables                                       132,546                  99,348
1.02.01            Credits                                                           0                       0
1.02.01.01         Deposits for fiscal incentive investments                         0                       0
1.02.01.02         Compulsory deposits                                               0                       0
1.02.01.03         Judicial deposits                                                 0                       0
1.02.01.04         Other accounts receivable                                         0                       0

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION -ITR                              Corporate Legislation
Commercial, INDUSTRIAL AND OTHER                        June 30, 2001

-------------------------------------------------------------------------------------------------------------------
1 - Code           2 - Description                                           3 - 06/30/2001          4 - 03/31/2001
-------------------------------------------------------------------------------------------------------------------
1.02.02            Receivables from related parties                                  0                       0
1.02.02.01         Associated companies                                              0                       0
1.02.02.02         Subsidiaries                                                      0                       0
1.02.02.03         Other related parties                                             0                       0
1.02.03            Other                                                       132,546                  99,348
1.02.03.01         Deferred income tax and social contribution                  78,689                  46,979
1.02.03.02         Financed sale of shares                                      53,857                  52,369
1.03               Permanent assets                                          3,474,361               3,489,978
1.03.01            Investments                                               3,474,361               3,489,978
1.03.01.01         Associated companies                                              0                       0
1.03.01.02         Subsidiaries                                              3,474,361               3,489,978
1.03.01.02.01      Subsidiaries - Cost                                       2,958,039               2,937,967
1.03.01.02.02      Subsidiaries - Goodwill                                     680,772                 701,957
1.03.01.02.03      Subsidiaries - Negative goodwill                          (164,450)               (149,946)
1.03.01.03         Other investments                                                 0                       0
1.03.02            Property, plant and equipment                                     0                       0
1.03.03            Deferred charges                                                  0                       0

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



01 - IDENTIFICATION
-------------------------------------------------------------------------------
12. CVM CODE        13.   COMPANY NAME             3. National Corporate
01811-2             COMPANHIA DE BEBIDAS DAS       Taxpayers' Registry - CNPJ
                    AMERICAS-AMBEV                 02.808.708/0001-07
-------------------------------------------------------------------------------

02.02 - Balance Sheet - Liabilities and Shareholders' Equity (R$ thousand)
----------------------------------------------------------------------------------------------------------------------
1 - Code           2 - Description                                           3 - 06/30/2001          4 - 03/31/2001
----------------------------------------------------------------------------------------------------------------------

2                  Total liabilities and shareholders' equity                     3,639,352               3,721,593
2.01               Current liabilities                                              181,889                 241,102
2.01.01            Loans                                                                  0                       0
2.01.02            Debentures                                                             0                       0
2.01.03            Trade accounts payable                                                 0                     403
2.01.04            Taxes and contributions                                              442                   2,621
2.01.04.01         Value added tax on sales and services - ICMS                           0                       0
2.01.04.02         Excise tax - IPI                                                       0                       0
2.01.04.03         Other taxes and contributions                                        442                   2,621
2.01.05            Dividends payable                                                    115                     144
2.01.05.01         Dividends                                                            115                     144
2.01.05.02         Capital decrease                                                       0                       0
2.01.05.03         Interest on own capital                                                0                       0
2.01.06            Provisions                                                        18,390                     170
2.01.06.01         Social and labor charges                                             207                     170
2.01.06.02         Statutory                                                         18,183                       0
2.01.06.03         Provision for advertising                                              0                       0
2.01.06.04         Imports payable                                                        0                       0
2.01.06.05         Other provisions                                                       0                       0
2.01.07            Payable to related companies                                      25,675                 163,764
2.01.08            Other                                                            137,267                  74,000
2.01.08.01         Interest on own capital                                          136,980                  66,882
2.01.08.02         Advances from customers                                                0                       0
2.01.08.03         Utilities                                                              0                       0
2.01.08.04         Other                                                                287                   7,118
2.02               Long-term liabilities                                            141,368                 135,044
2.02.01            Loans                                                                  0                       0
2.02.01.01         Banks                                                                  0                       0
2.02.01.02         Tax incentives                                                         0                       0
2.02.02            Debentures                                                             0                       0
2.02.03            Provisions                                                       141,368                 135,044
2.02.03.01         For contingencies                                                  2,250                       0
2.02.03.02         For excess of liabilities over assets of Subsidiaries            139,118                 135,044
2.02.04            Payable to related companies                                           0                       0
2.02.05            Other                                                                  0                       0
2.02.05.01         Deferred sales taxes                                                   0                       0
2.02.05.02         Deferred ICMS tax                                                      0                       0
2.02.05.03         Other                                                                  0                       0
2.03               Deferred income                                                        0                       0

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


----------------------------------------------------------------------------------------------------------------------
1 - Code           2 - Description                                           3 - 06/30/2001          4 - 03/31/2001
----------------------------------------------------------------------------------------------------------------------
2.05               Shareholders' equity                                           3,316,095               3,345,447
2.05.01            Paid in capital                                                2,646,023               2,646,023
2.05.02            Capital reserves                                                       1                       1
2.05.02.01         Tax incentives                                                         0                       0
2.05.02.02         Share premium                                                          1                       1
2.05.03            Revaluation reserve                                                    0                       0
2.05.03.01         Own assets                                                             0                       0
2.05.03.02         Subsidiary/associated companies                                        0                       0
2.05.04            Revenue reserves                                                 297,296                 454,118
2.05.04.01         Legal                                                             23,509                  23,509
2.05.04.02         Statutory                                                         13,333                  13,333
2.05.04.02.01      For investments                                                   13,333                  13,333
2.05.04.03         For contingencies                                                      0                       0
2.05.04.04         Unrealized profits                                                     0                       0
2.05.04.05         Retained earnings                                                      0                       0
2.05.04.06         Special for undistributed dividends                                    0                       0
2.05.04.07         Other revenue reserves                                           260,454                 417,276
2.05.04.07.01      For future capital increase                                      348,399                 418,498
2.05.04.07.02      Treasury stock                                                  (87,945)                 (1,222)
2.05.05            Retained earnings                                                372,775                 245,305

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


01 - IDENTIFICATION
--------------------------------------------------------------------------------
12. CVM CODE        13.   COMPANY NAME             3. National Corporate
01811-2             COMPANHIA DE BEBIDAS DAS       Taxpayers' Registry - CNPJ
                    AMERICAS-AMBEV                 02.808.708/0001-07
--------------------------------------------------------------------------------

03.01 - STATEMENT OF INCOME (Thousands of Reais)
-----------------------------------------------------------------------------------------------------------------------------------
1. CODE        2. DESCRIPTION                             3. 04/01/2001 to   4. 01/01/2001 to    5. 04/01/2000 to  6. 01/01/2000 to
                                                             06/30/2001         06/30/2001          06/30/2000        06/30/2000
-----------------------------------------------------------------------------------------------------------------------------------

3.01           Gross sales and/or services                            0               0                  0                    0
3.02           Deductions                                             0               0                  0                    0
3.03           Net sales and/or services                              0               0                  0                    0
3.04           Cost of goods and/or services Sold                     0               0                  0                    0
3.05           Gross Profit                                           0               0                  0                    0
3.06           Operating Expenses/Income                        110,896         361,092           (118,012)            (168,518)
3.06.01        Selling                                                0               0                  0                    0
3.06.01.01     Commercial                                             0               0                  0                    0
3.06.01.02     Direct Distribution                                    0               0                  0                    0
3.06.02        General and Administrative                        (5,858)        (13,604)           (15,448)             (31,796)
3.06.02.01     Administrative                                    (2,563)         (9,131)           (15,448)             (31,796)
3.06.02.02     Management fees                                   (1,063)         (2,241)                 0                    0
3.06.02.03     Depreciation, Amortization and Depletion               0               0                  0                    0
3.06.02.04     Provisions for contingencies                      (2,232)         (2,232)                 0                    0
3.06.03        Financial and interest                            (2,473)         (5,692)            (1,343)              (2,058)
3.06.03.01     Financial and Interest Income                      4,099           5,413                  0                    0
3.06.03.02     Financial and Interest Expenses                   (6,572)        (11,105)            (1,343)              (2,058)
3.06.04        Other Operating Income                                 0               0                  0                    0
3.06.05        Other Operating Expenses                         (21,184)        (42,391)           (20,697)             (41,088)
3.06.05.01     Amortization of Goodwill in Subsidiaries         (21,184)        (42,369)           (20,697)             (41,088)
3.06.05.02     Other                                                  0             (22)                 0                    0
3.06.06        Equity in the results of Subsidiaries            140,411         422,779            (80,524)             (93,576)
3.07           Operating Profit (loss)                          110,896         361,092           (118,012)            (168,518)
3.08           Non Operating Income                               3,045          (9,034)             8,020              (30,689)
3.08.01        Income                                             7,119          10,566              8,020                    0

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001

-----------------------------------------------------------------------------------------------------------------------------------
1. CODE        2. DESCRIPTION                             3. 04/01/2001 to   4. 01/01/2001 to    5. 04/01/2000 to  6. 01/01/2000 to
                                                             06/30/2001         06/30/2001          06/30/2000        06/30/2000
-----------------------------------------------------------------------------------------------------------------------------------


3.08.02        Expenses                                          (4,074)        (19,600)                 0              (30,689)
3.09           Net income before taxes/profit sharing           113,941         352,058           (109,992)            (199,207)
3.10           Provision for Income Tax and Social                    0               0                  0                    0
               Contribution
3.11           Deferred Income Tax and Social Contribution       31,710          39,978              7,571               15,208
3.12           Statutory Profit Sharing/Contributions           (18,181)        (19,261)                 0                    0
3.12.01        Profit Sharing                                      (904)         (1,984)                 0                    0
3.12.01.01     Employees                                              0               0                  0                    0
3.12.01.02     Management                                          (904)         (1,984)                 0                    0
3.12.02        Contributions                                    (17,277)        (17,277)                 0                    0
3.13           Reversal of interest on own capital                    0               0                  0                    0
3.15           Net income (loss) for the period                 127,470         372,775           (102,421)            (183,999)
               Number of shares (thousand), excluding        38,760,787      38,760,787          2,100,422            2,100,422
               treasury stock
               Earnings per share                               0.00329         0.00962
               Loss per share                                                                     (0.04876)            (0.08760)

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


04.01 Accompanying Notes of Quarterly Information - ITR



1        Operations

(a)      Business

Companhia de Bebidas das Americas - AmBev ("Company" or "AmBev"), headquartered in Sao Paulo, either directly or indirectly by participating in other companies, has as objective the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages and malt. In the quarters ended on June 30, 2001 and 2000, sales abroad represented approximately 5.5% and 3.7% of total consolidated sales, respectively.

AmBev shares are traded on the Sao Paulo Stock Exchange (Bovespa), and also on the New York Stock Exchange (NYSE) under the form of American Depositary Receipts - ADRs.


(b)      Association for the creation of AmBev

The Company holds investments resulting from the contribution of the controlling shareholders of Companhia Cervejaria Brahma ("Brahma") and Companhia Antarctica Paulista - Industria Brasileira de Bebidas e Conexos ("Antarctica"), approved in an Extraordinary General Shareholders Meeting held on July 1, 1999, and subsequently submitted for analysis and approval of the antitrust agencies in Brazil. The Administrative Council for Economic Defense (Cade) approved the merger of Brahma and Antarctica on April 7, 2000.

The approval was subject to restrictions formally accepted by AmBev in a performance commitment for the 5 subsequent years starting on the date of the agreement, April 19, 2000.


(c)      Corporate Restructuring

To simplify and reorganize its investments in subsidiaries and associated companies both in Brazil and abroad so as to achieve gains through a less complex structure, the Company has been implementing a process of restructuring, which started in the year 2000. Within this process, in the current quarter, the Company received shares issued by the indirectly controlled Eagle Distribuidora de Bebidas S/A, representing the amount of R$ 955,368 thousand, previously owned by CBB, as a result of the reduction of CBB's capital.

In the previous quarter, the Company merged its wholly-owned subsidiary Brahma into Antarctica. As a result of this operation Brahma was dissolved, and as from March, 2001 Antarctica was renamed Companhia Brasileira de Bebidas.


(d)      Expansion of operations abroad

The Company has been expanding its activities towards the international markets, mainly in the Mercosure trade area. The following investments/assets were incorporated into the Company:

- On October 2000 - 26.2% of the voting capital of Compania Salus S/A ("Salus") was acquired. Total investment amounted to R$ 22,310 thousand, including goodwill of R$ 14,175 thousand.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


- On February 2001 - Acquisition of 95.4% of the total and voting capital of Cerveceria y Malteria Paysandu S/A ("Cympay"). Total investment amounted to R$ 56,700 thousand, including goodwill of R$ 34,177 thousand.

These companies are consolidated in AmBev's results of June 30, 2001, in accordance with CVM's instruction n (degree) 247/96. In both cases the goodwill paid is based on expected future profitability, to be amortized over ten years.

Additionally, on June 2001, the Company acquired the operational assets of Cerveceria Internacional S.A., in Paraguay, for R$ 32,914 thousand. Such assets are being adapted to guarantee the productivity and quality standards of the other companies of the group, the Company expects to resume its operations in October 2001.


(e)      Joint venture, licensing and distribution agreements

On October, 1999 AmBev signed an agreement with Pepsico Inc. for the distribution of the soft drink "Guarana Antarctica" in those countries where Pepsi brand soft drinks are already distributed. On July 2001, AmBev announced the launching of "Guarana Antarctica" in Portugal, which will be bottled and distributed by Sumolis, Pepsi's bottler in the country.

The Company also has, through Companhia Brasileira de Bebidas ("CBB"), a joint venture and licensing agreements for the production and distribution of Miller and Carlsberg beers, Pepsi brand soft drinks and Lipton Ice Tea brand products. All these agreements have been approved by CADE.


(f)      Sale of the Bavaria brand

In October 2000, the subsidiary Bavaria S.A. was incorporated through subscription, at net book values, with the assets of 5 breweries owned by the subsidiaries of AmBev. In December 2000, all shares of Bavaria S.A. were sold to Molson Incorporated. The amount of the transaction was R$ 191,443 thousand (equivalent to US$ 98 million), subject to annual adjustments from 2000 to 2005, for which the price may be increased by up to R$ 224,652 thousand, based on market share gains to be achieved by Bavaria.


(g)      Electronic Commerce ("B2B - Business to Business" Portal)

In December 2000, AmBev and Souza Cruz S.A. created a joint venture, Agrega Inteligencia em Compras Ltda ("Agrega"), in which AmBev holds 50% of total quotas, to manage the purchase of indirect materials and services that are non-strategic to the productive process through a "B2B - Business to Business" Internet portal. The documentation relating to the formation of Agrega was presented to CADE for analysis and approval and the Company is awaiting its decision.

In connection with this initiative, the Company had invested the amount of R$ 1,350 thousand by June 30 2001, issuing an equivalent amount of new shares of Agrega.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


2        Significant Accounting Policies

(a)      Financial Statements

The financial statements have been prepared and are presented in conformity with the accounting principles determined by Brazilian corporate legislation and regulations of the Brazilian Securities Commission - CVM.

When preparing financial statements, it is necessary to use estimates to record certain assets, liabilities and other transactions. The financial statements, therefore, include various estimates relating to the selection of useful lives of property, plant and equipment, provisions for contingent liabilities, the calculation of provisions for income tax and other similar provisions, which, although reflecting best estimates, may differ from the actual facts and amounts.


(b)      Determination of net income

Net income is determined on the accrual basis of accounting. Sales revenue and related costs are recorded upon delivery of the products.


(c)      Current assets and long term receivables

The allowance for uncollectible accounts totaling R$ 122,054 thousand on June 30, 2001 (03.31.2001 - R$ 125,679 thousand) is recorded at an amount considered to be sufficient by management to cover probable losses on collection.

Inventories are stated at the average cost of purchase or production, adjusted, when necessary, by a provision to realizable amounts. On June 30, 2001, the amount related to the provision for reduction of inventories to its realizable amounts is R$ 18,947 thousand (03.31.2001 - R$ 19,069 thousand).

Cash and banks, represented by amounts with immediate liquidity; marketable securities comprising mainly bank deposit certificates and funds, and other current assets and long term receivables are presented at cost, including, when applicable, accrued income. When necessary, a provision for reduction to realizable value is recorded.


(d)      Permanent assets

Investments in subsidiaries and jointly-controlled companies are recorded by the parent company on the equity method of accounting, segregating, upon first appraisal, the acquisition amount into equity and goodwill. Additionally, the evaluation of these investments includes adjustments mainly due to the harmonization of the subsidiaries' accounting practices to those adopted by the holding company. The financial statements of foreign subsidiary are translated into Brazilian Reais at the rates of exchange ruling on the dates of the financial statements. The goodwill on investment attributable to an excess of appraisal amounts over the net book value of property, plant and equipment is amortized based on the depreciation or realization of the related assets of the subsidiary, whereas the goodwill attributable to future profitability is amortized over ten years. The amortization of the goodwill is recorded in "other operating expenses". The depreciation on investment attributed to various economic reasons will be amortized in the case of disposal of the investment, in accordance with CVM practices.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


Property, plant and equipment is stated at cost and include bottles and crates, as well as interest capitalized during the construction of major facilities. Expenditures with maintenance and repairs are recorded in expenses as incurred. Losses from breakage of bottles and crates during production are included in cost of sales. Depreciation is calculated on the straight-line basis, considering the useful lives of the assets, at the annual rates listed in Note 6.

Deferred charges comprising mainly pre-operating expenses incurred on the implementation and expansion of the industrial and commercial units are amortized on the straight-line basis over a period of up to ten years as from the start of operations of the units. On June 30, 2001, deferred charges are stated net of accumulated amortization of R$ 535,639 thousand (03.31.2001 - R$ 512,787 thousand).

The cost of permanent assets include price-level restatements up to December 31, 1995.


(e)      Current and long term liabilities

Current and long-term liabilities are stated at known or estimated amounts including accrued charges and monetary and exchange variations, when applicable. Contingent liabilities are recorded when the likelihood of occurrence is considered probable and their amounts can be estimated with reasonable accuracy.


(f)      Currency and interest forward and swap transactions

The nominal amounts of foreign currency and interest rate forward transactions are not recorded in the financial statements. Unrealized gains and losses on these transactions, as well as those on foreign currency and interest swaps are recorded on the accrual basis of accounting.


(g)      Contingent Assets

Tax benefits obtained through provisional judicial decisions are offset in the financial statements by provisions related to tax claims. Any rights that may arise from judicial proceedings, mainly of a tax nature, are only recorded when they are assured by a final unappealable decision in favor of the Company or its subsidiaries.


(h)      Tax incentives

The Company's subsidiaries have State tax incentive programs under which payment of taxes may be deferred with partial or total discounts on these taxes. Certain States do not determine acquisition periods or restrictions in the concession of these discounts. However, when they exist, these conditions refer to aspects under the Company's control. The discounts obtained on payment of these taxes are recorded as a reserve for tax incentives included in the shareholders' equity of the subsidiaries, as these discounts are realized, or when the subsidiaries comply with the main requirements of the State programs so that the right to receive the benefit is reasonably owned. In this quarter the company, the Company booked as "Other Operating Expenses" the amount of R$ 23,653 thousand, regarding this benefit.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


(i)      Income Tax

Income tax and social contribution on net income are calculated at the rates determined by the applicable legislation. Income tax and social contribution charges are recorded on the accrual basis, including deferred tax calculated on the differences between the accounting and taxable bases of assets and liabilities. A deferred tax asset is also recorded relating to income tax losses and negative bases of social contribution for which realization is considered probable, based on profit projections.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


3        Consolidated Financial Statements

The assets, liabilities, income and expenses of controlled companies were fully consolidated. Minority interest is presented separately in the balance sheet and the statement of income.

On consolidation the investments in subsidiaries and the assets, liabilities, income and expenses arising from intercompany transactions were eliminated.

The quarterly consolidated financial statements include the financial statements of the Company's directly and indirectly controlled subsidiaries, at dates coinciding with those of the parent company, except for the subsidiary Cympay, which was consolidated as of May 31, 2001, listed below:


                                                                                                Percentage
                                                                 (direct and indirect) holding of  capital
                                                                    --------------------------------------

Company name                                                               06.30.2001           06.30.2000
----------------------------------------------------------------    -----------------    -----------------
Directly controlled subsidiaries
    Companhia Brasileira de Bebidas                                             100.0
    Companhia Cervejaria Brahma                                                                       20.7
    Companhia Antarctica Paulista - IBBC                                                             100.0
    Hohneck S.A. (*)                                                            100.0                100.0
      Eagle Distribuidora de Bebidas S.A.                                       100.0

Indirectly controlled subsidiaries
    ANEP - Antarctica Empreend. Participacoes Ltda.                             100.0                100.0
    Industria de Bebidas Antarctica do Sudeste S.A.                              98.8                 98.8
    Industria de Bebidas Antarctica do Norte-Nordeste S.A.                       65.1                 65.1
    Industria de Bebidas Antarctica Polar S.A.                                   96.2                 59.3
    Jalua S.A. (*)                                                              100.0                 20.7
    Dahlen S.A. (*)                                                             100.0                 20.7
    Pepsi Cola Engarrafadora Ltda.                                              100.0                 20.7
    Cervejarias Reunidas Skol Caracu S.A.                                        99.7                 20.7
    Malteria Pampa S.A. (*)                                                     100.0                 20.7
    Arosuco Aromas e Sucos S.A.                                                 100.0                 20.7
    Distribuidora de Bebidas Antarctica de Manaus Ltda.                         100.0                100.0
    CRBS S.A.                                                                    99.8                 20.7
    Cervejaria Aguas Claras S.A.                                                 97.0                 19.8
    CCBA S.A. (*)                                                                70.0                 14.5
    Compania Salus S.A.(*)                                                       26.2
    Cerveceria y Malteria Paysandu S.A.- Cympay (*)                              95.4
    C.A. Cervecera Nacional (*)                                                  50.2                 10.4
    Pilcomayo Participacoes S.A.                                                100.0
    Pati do Alferes Participacoes S.A.                                          100.0

(*) Companies headquartered abroad

The assets and liabilities, income and expenses of subsidiaries jointly-owned through a stockholders' agreement were consolidated proportionally to the total percentage holding of their capital owned by the Company.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


On June 30 these companies are the following:

                                                                   % holding
                                    ----------------------------------------

                                        2001                   2000
                                    -----------------   --------------------

                                     Total    Voting       Total     Voting
                                    -------  --------   ---------  ---------

Cervejaria Miranda Correa S.A.       60.76     49.54       12.58      10.25
Miller Brewing do Brasil S.A.        50.00     50.00       10.35      10.35
Pilcomayo Participacoes S.A.                               10.35      10.35
Cervejaria Astra S.A.                51.72     50.00        8.91      11.12
Agrega Inteligencia em Compras Ltda. 50.00     50.00


The assets consolidated proportionally amount to R$ 201,812 thousand on June 30, 2001 (R$ 143,198 thousand on June 30, 2000), with a positive net working capital of R$ 8,724 thousand on the same date (positive working capital of R$ 58,476 thousand on June 30, 2000).

The financial statements of the subsidiaries and joint subsidiaries on June 30, 2001 and 2000 were submitted to limited reviews to support the audit review on the financial statements of the Company.

On April 2001, an auction of the shares of Industria de Bebidas Antarctica Polar S.A. ("Polar") was held at the Sao Paulo - Bovespa Stock Exchange, which resulted in the acquisition of 33,728,061 shares, comprised of 12,513,347 common shares and 21,214,714 preferred shares. After this date the Company made the acquisition of an additional 517,648 shares, comprised of 109,019 common shares and 408,629 preferred shares. Therefore, the participation, direct or indirect, in Polar became 97.37% of the voting capital and 96.22% of the total capital. The total amount of the investment made was R$ 92.196 thousand, in which a discount of R$ 14.504 thousand attributed to various economic reasons was calculated, which will be amortized in the event of a sale of the investment. In May 2001, through CVM/SEP n(degree) 085/2001, Polar became officially a privately owned company.

In May 2001, the Company acquired in auction 13,863,198 shares issued by Pilcomayo Participacoes S.A., comprised of 83,162 common shares and 13,780,036 preferred shares, representing 33.35% of the total capital of this company for the amount of R$ 20,378 thousand, including goodwill of R$ 33,891 thousand.

On the same date the total number of shares issued by Pati do Alferes Participacoes S.A., holder of 16.65% of the capital of Pilcomayo, was acquired for R$ 10,152 thousand, including goodwill of R$ 16,921 thousand.

On June 26, 2001, 4,333 thousand class "A" preferred shares, issued by jointly-controlled Cervejaria Astra S.A. ("Astra"), were acquired for R$ 13,000 thousand, representing 8.45% of the total capital. The transaction includes goodwill of R$ 3,032 thousand.

On June 30, 2001 the Company has a provision for losses in direct and indirect investments in the amount of R$ 197,724 thousand (March 31, 2001 - R$ 171,036 thousand), corresponding to the unsecured liabilities in subsidiaries Hohneck S.A., Pilcomayo Participacoes S.A., Miller Brewing do Brasil Ltda., Cervejaria Miranda Correa S.A. and Pati do Alferes Participacoes S.A. The corresponding expense in the financial statements is recorded in "Non-operating Expenses".

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


4        Investments in subsidiaries

(a)  Information on  subsidiaries

On June 30, 2001 - In thousand of R$ and thousand of shares

Description                                             CBB         Agrega          Eagle          Polar         Hohneck
-----------------------------------------------     ------------ -------------  --------------                --------------
Number of shares/quotas held
  .   Common                                           2,639,177         1,375         157,726        12,623          10,000
  .   Preferred                                        4,467,113                                      21,623
                                                    ------------ -------------  --------------                --------------

  .   Total shares/quotas                              7,106,290         1,375         157,726        34,246          10,000
                                                    ------------ -------------  --------------                --------------

Percentage holding in capital - %
   In relation to the common shares / quotas               100.0          50.0           100.0          18.7           100.0
   In relation to the preferred shares                     100.0                                        85.7
   In relation to the total shares / quotas                100.0          50.0           100.0          36.9           100.0

Information on the financial statements
  .   Shareholders' equity (unsecured liabilities)     1,582,803           729       1,267,592       294,179       (139,118)
  .   Net Income (loss) in the second
      Quarter of 2001                                    208,078       (2,021)        (35,356)       (2,954)         (4,074)



       On March 31, 2001 - In thousand of R$ and thousand of shares

Description                                              CBB          Hohneck
------------------------------------------------------- ------------ ----------

Number  of shares held
  .   Common                                             2,639,178       10,000
  .   Preferred                                          4,467,163
                                                        ----------   ----------

  .   Total shares                                       7,106,341       10,000
                                                        ----------   ----------

Percentage holding in capital - %                            100.0        100.0

Information on the  financial statements
  .   Shareholders's equity (unsecured liabilities)      3,033,700    (135,044)

  .   Net income (loss) in the first quarter of 2001 (*)   (57,429)    (15,523)


* As Brahma was incorporated by Antarctica, the CBB's statements for the period ended on March 31, 2001 refers only to those of the subsidiarie Antarctica.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



(b)  Movement of investments and goodwill on the acquisition of subsidiaries

                                                                    Thousands of Reais
                                    ---------------------------------------------------------------------
                                      CBB        Agrega          Eagle          Polar          Total
                                    --------- -------------  --------------  ------------  --------------
At March 31, 2001                   3,489,978             -               -             -       3,489,978

Acquisition                                           1,375         955,368        92,196       1,048,939
Capital Increase                                                    347,000                       347,000
Amortization of goodwill             (21,184)                                                    (21,184)
Equity in earnings (loss)             175,619         (658)        (36,044)         1,494         140,411
Capital reduction of investees    (1,530,783)                                                 (1,530,783)

At June 30, 2001                    2,113,630           717       1,266,324        93,690       3,474,361


(c)  Goodwill and Negative Goodwill upon the acquisition of subsidiaries at June 30, 2001

                                                                                 Thousands of Reais
                                                                      -------------------------------------
                                                                         Parent Company      Consolidated
                                                                      ---------------------  --------------
Goodwill
        CBB
             Attributed to value of property, plant and equipment               144,579             144,479
             Attributed to future profitability                                 702,760             702,760
                                                                             ----------          ----------
                                                                                847,339             847,339
        Cerveceria e Malteria Paysandu S.A. - Cympay                                                 34,177
        Compania Salus S.A.                                                                          14,175
        Malteria Pampa S.A.                                                                          28,101
        Pati do Alferes Participacoes S.A.                                                           16,922
        Pilcomayo Participacoes S.A.                                                                 33,891
        Cervejaria Astra S.A.                                                                         3,033
                                                                             ----------          ----------
Total Goodwill                                                                  847,339             977,638
                                                                             ----------          ----------
Negative Goodwill
        CBB                                                                    (149,946)           (149,946)
        Industria de Bebidas Antarctica Polar S.A.                              (14,504)            (14,504)
                                                                             ----------          ----------
        Negative Goodwill                                                      (164,450)           (164,450)
Accumulated Amortization                                                       (166,567)           (178,666)
                                                                             ----------          ----------
At June 30, 2001                                                                516,322             634,522


The goodwill paid is based on expected future profitability, to be amortized over ten years.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001




5        Transactions with related parties

Transactions with related parties were eliminated upon consolidation of the Company's financial statements, except for the non-consolidated portion of sales and loans of jointly-owned subsidiaries (consolidated on a proportional basis).

Loan contracts have no determined maturity dates and are subject to financial charges equivalent to those paid by the Company and its subsidiaries on funding obtained in the market.


6        Property, Plant and Equipment

                                                                          Thousands of reais
                                    --------------------------------------------------------
                                                                                      Annual
                                                                                depreciation
                                                                                   Rates - %
                                     06.30.2001           03.31.2001
                                    ---------------   ------------------ -------------------
Cost

Buildings and constructions               1,804,337            1,756,541                   4
Machinery and equipment                   3,714,971            3,712,496            10 to 20
Vehicles                                     60,937               55,019                  20
Offsite equipment                           599,134              530,166                  10
Land                                        197,115              186,608
Computer systems                             87,082               75,950                  20
Other intangible                             79,493               59,903            10 to 20
Constructions in progress                   107,928              100,021
Forestation and deforestation                 2,290                2,231                   4
                                    ---------------   ------------------

                                          6,653,287            6,478,936

Accumulated Depreciation                (3,417,314)          (3,247,644)
                                    ---------------   ------------------

                                          3,235,973            3,231,291
                                    ===============   ==================


The Company subsidiaries had 23 plants deactivated whose assets, net of accumulated depreciation and provision for loss, amounted to R$ 165,413 thousand (03.31.2001 - R$ 159,985 thousand).

On June 30 and March 31, 2001, the real estate allocated for sale related to these units in the net amount of R$ 37,592 thousand, is classified in the long term receivables at cost value, less than the realizable value.

Properties, plant and equipment retired from service in the amount of R$ 122,248 thousand on June 30, 2001 (03.31.2001 - R$ 107,565 thousand) are classified in permanent assets at estimated realizable values, net of a provision for loss of R$ 41,243 thousand on June 30 and March 31, 2001, considered to be sufficient by management to cover potential losses on realization.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



7        Loans


a)       Composition of balances by currency - Consolidated


                                                             Thousands of reais
                   ------------------------------------------------------------

                                    June 30, 2001                March 31, 2001
                   ------------------------------  ----------------------------

                      Current        Long term        Current       Long term
                   -------------  ---------------  ------------- --------------

Local currency          264,974           767,829        330,475        645,803
Foreign currency      1,432,997           250,476      1,187,302        248,447
                   ------------     -------------    -----------   ------------

Total                 1,697,971         1,018,305     1,517,777        894,250
                   ============     =============    ===========   ============


(b)      Interest


Local currency loans are mainly represented by BNDES credit lines for the acquisition of machinery and equipment and to expand and modernize the industrial facilities, with interest varying from 2.93% to 3.13% per annum above the Long-term Interest Rate - TJLP, and working capital financings subject to interest at an average rate of 11.51% per annum.

Foreign currency loans are mainly represented by contracts for the purchase of raw materials, machinery and equipment and for working capital with average interest of 7.81% per annum, and by Resolution 63 loans bearing average interest of 10.14% per annum.

(c)      Guarantees

Loans taken by subsidiaries for expansion, construction of new plants and purchase of equipment are guaranteed by mortgages on the land and buildings and liens on the equipment. Loans for the purchase of raw materials, mainly malt, are guaranteed by group companies and by promissory notes.

(d)      Due dates

Long-term loans at June 30, 2001 fall due as follows:

                                           Thousands of reais

2002                                             196,674
2003                                             313,004
2004                                             185,850
2005                                             113,948
2006                                             159,114
Subsequent years                                  49,715
                                             -----------

Total                                          1,018,305
                                             ===========

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



(e)      Contractual Clauses with the International Finance Corporation - IFC

In 1996, loans were taken from the IFC by Brahma and its subsidiaries amounting to US$ 241 million. These loans include an amount equivalent to US$ 5 million which may be converted into preferred shares of AmBev (previously convertible into preferred shares of Brahma) at the option of the IFC.

Certain obligations were assumed by the subsidiaries with the IFC in relation to the loans, among which are:

    . Maintaining certain balance sheet indices within specified limits.

    . Complying with the World Bank environmental policies.

    . Contracting sufficient insurance coverage.

    . Retaining a substantial part of its plants.

During this quarter, due to the merger of Brahma and Antarctica and to the corporate restructuring, the Company obtained a waiver from IFC regarding certain contractual clauses, therefore it is in compliance with the main contractual clauses of the agreement.

(f)      ICMS tax incentives - consolidated

ICMS tax incentives resulting from State programs are as follows:

                                                    Thousands of reais
                                     06.30.2001         03.31.2001
                                   ---------------- ------------------

Loans                                       211,488            184,166
Deferral of taxes on sales                  477,081            494,501
                                   ---------------- ------------------

                                            688,569            678,667
                                   ================ ==================

The loans relate to programs offered by certain States under which a percentage of the ICMS payable is financed by the State Bank, generally over five years as from the due date.

In addition to the loans, the Company's subsidiaries defer payment of ICMS due for periods of up to 10 years, as a result of industrial incentive programs.

The percentages deferred may be fixed over the program or reduce progressively, from 75% in the first year to 40% in the last year. The amounts deferred are partially indexed by a percentage varying from 60% to 80% of a general price index.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



8        Shareholders' equity

(a)      Subscribed and paid in Capital

Capital stock at June 30 and March 31, 2001, amounts to R$ 2,646,023 thousand, represented by 39,215,188 thousand shares, comprised of 15,976,336 thousand common shares and 23,238,852 thousand preferred shares, all nominative and without par value.

(b)     Stock Warrants

In 1996, the former subsidiary Brahma, through a private issue to its shareholders, offered 404,930,519 stock warrants (1 for each 17 shares held), at R$ 50.00 per thousand rights, of which 35% were for subscription of common shares and the remainder for preferred shares.

Upon the acquisition of the Brahma shares in exchange for new shares of the Company, and in conformity with the decision of the shareholders meeting held on September 14, 2000 and rules previously established by the Brahma Administrative Council, these rights now provide the option to subscribe AmBev shares, in the proportion of five shares of the same class of shares for each stock option held. The right to subscription will occur in April 2003. The price of the subscription will be R$ 200 per share (considering the effect of the split of the AmBev shares, approved on October 20, 2000, of five shares per each share held), to be adjusted as established in the issue.


(c)      Appropriation of net income

      Net income for the year, after the deductions prescribed by the law and Company by-laws, is appropriated as follows:

      (i) 27.5% as a mandatory dividend payment to all stockholders. Pursuant to legal determination, preferred shares are entitled to a dividend 10% greater than that paid to common shares.

     (ii) An amount not lower than 5% and not higher than 68.875% of net income will be transferred to a reserve for investments, in order to finance the expansion of the activities of the Company and its subsidiaries, including subscriptions to capital increases and the formation of new businesses.

    (iii) Transfer to the reserve for future capital increase of the remaining balance of net income for the year after allocations to the legal reserve, the reserve for investments and to proposed dividends payable.

(d)      Interest on own capital

The companies have the option to pay interest on own capital calculated at the TJLP - long-term interest rate on stockholders' equity such interest, which is tax deductible, can be considered as part of the mandatory dividend when paid.

Although recorded as an expense for tax purposes, this interest was reclassified in the financial statements to shareholders' equity.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



9        Program for the re-purchase of Shares

On April 25, 2001 the Company's Board of Directors approved the application of funds in the acquisition of shares of its own issue. The Company is authorized to purchase up to the limit of 335,359,402 common shares and 1,949,170,808 preferred shares within a period of 90 days, corresponding to 8.7% and 8.955% of outstanding shares of each class respectively. This purchase, to be debited to the revenue reserve account in the balance sheet at December 31, 2000, will be limited to the amount of R$ 300,000 thousand.

Under this program during this quarter, 18,470 thousand common shares and 144,860 thousand preferred shares were purchased in the amount of R$ 83,060 thousand. The purchases were made at the average price of R$ 499.86 and R$
509.65 per lot of one thousand common and preferred shares respectively.

The Company has 363,705 thousand preferred shares held in treasury purchased from former employee participants in the share option purchase Plan. Such acquisitions are within the parameters established by the same plan.

In this same way, by the end of the first quarter, CBB acquired 50,005 thousand common shares and 150,470 thousand preferred shares issued by AmBev, for the amount of R$ 101,522 thousand. This amount is recorded in the financial statements of the Company as a deduction from shareholders equity, which explains the difference between the parent company's and the consolidated shareholders' equity on June 30 and March 31, 2001.


10       Profit  sharing and stock option plan

(a)      Profit sharing

The Company by-laws provide for the distribution to employees of up to 10% of net income, based on predetermined criteria. The directors are entitled to an amount, which cannot exceed their annual compensation or 5% of net income for the year, whichever is lower. The amounts attributed to each director are based on individual performance and efficiency, as approved by the Board of Directors in the beginning of the period.

(b)      Stock purchase Plan

The option plan for the purchase of Company shares ("Plan") replaced the stock option plan formerly existing in the subsidiary Brahma. On September 14, 2000, upon the exchange of the Brahma shares for AmBev shares by Brahma's minority shareholders, the holders of stock purchase options for Brahma shares will have the right to subscribe AmBev shares, the rules of the prior Brahma plan being maintained.

In accordance with the Company's by-laws, the Plan is managed by a committee comprising non-executive personnel of the Company. This committee periodically establishes stock option programs, for common and preferred shares, defining the conditions, the employees to be included and the price at which options will be exercised. This price cannot be less than 90% of the average price of shares traded on the Bovespa in the three business days prior to the option concession date, indexed for inflation to the exercise date. The number of options that can be granted during each year cannot exceed 5% of the total number of shares of each class on that date.

When options are exercised, the Company may issue new shares or use shares held in treasury. Stock options granted have no final date to be exercised. When an employee leaves the Company the options are

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



extinguished; the Company has the right to repurchase any shares purchased by the employee under the Plan, at a price established by Plan rules, which takes into consideration the price paid by the employee, inflation since the date of subscription and the current market price of the share.

The Company finances the purchase of shares in accordance with the established Plan rules. Financing arrangements are normally for periods of not more than four years and include interest of 8% per annum over a designated general price index. These loans are guaranteed by the shares issued when the option is exercised. On June 30, 2001 the outstanding balance of these loans amounted to R$ 53,857 thousand (31.03.2001 - R$52,369) in the parent company and R$ 212,172 thousand (31.03.2001 - R$ 207,527) in the consolidated financial statements.


11      Social Programs

(a)     Supplementary private pension benefits

Brahma and its subsidiaries had two benefit plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants). The transfer of participants from the defined benefit plan to the defined contribution plan is permitted as authorized by the Board of Directors of Instituto AmBev de Previdencia Privada ("AmBev Institute"). These plans are managed by the AmBev Institute and their main objective is to supplement the pension benefits of their employees and management.

Additionally, Antarctica and its subsidiaries have two defined contribution welfare plans, contracted with Bradesco Previdencia e Seguros S.A. and which have the same objectives as the AmBev Institute.

As approved by Administrative Rule no. 806/2000 of December 8, 2000, of the Supplementary Pension Secretariat, the AmBev Institute succeeded Instituto Brahma de Seguridade Social - IBSS and will absorb the benefit plans maintained by Antarctica in Bradesco Previdencia e Seguros S.A.

All plans are supported by the participants and sponsors. The AmBev Institute has 5,464 participants (March 31, 2000 - 5,587), of whom 2,641 received benefits in 2001. The contributions of sponsors to the AmBev Institute are equivalent to, at least, the difference between the percentage contribution of the active participants and the total charge determined by the actuarial valuation. The cost of the benefit plan is determined actuarially based on capitalization of the projected individual benefit credits for the retirement or death of retired participants, and on current funding for the death of active participants. Based on the actuarial calculation, the Company has been contributing with 3.1% of the payroll of participants of the defined benefit plan and with 5.4% of the payroll of participants of the defined contribution plan. For the quarter ended June 30, 2001, Brahma and its subsidiaries contributed R$ 790 thousand ( March 31, 2001 - R$ 778 thousand) to the AmBev Institute for the execution of its program. At June 30, 2001, there is no deficit in the AmBev Institute which may represent a liability to the sponsor companies.


(b)      Health care assistance and other

In the fourth quarter of 2000, Fundacao Assistencial Brahma merged into Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia ("FAHZ") harmonizing the benefits provided under Brahma standards. As from that date the benefits were extended basically health care and dental assistance to all controlled companies' employees in Brazil, while in the past Antarctica's subsidiaries supported these expenses directly.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



At June 30, 2001, the Foundation has 37,538 participants (38,899 at March 31,
2001) and, according to its by-laws, its main objectives are to provide health care and dental assistance to employees and management, offer literacy courses, assistance in professional and university courses, granting scholarships to students or professionals of merit, maintain establishments for help and assistance to the elderly, among others, by means of direct activities or financial agreements with other entities.

During the foundations' merger process, independent consultants promoted an actuary appraisal for the new FAHZ considering the Brahma Foundation standard benefit level and the new contingent of beneficiaries, by estimating investment needs of R$ 100 million by the sponsors in the next years, which will be provided in compliance with the statutory limits of 10% of the sponsors net income, aiming to promote the future self-sufficiency of the new Foundation, in line with Brahma Foundation experience.


12 Provision for Contingencies and Liabilities Related to Tax Claims - Consolidated


                                           Thousands of reais

                                               06.30.2001         03.31.2001
                                         ----------------  -----------------

ICMS and IPI                                      482,952            480,869
PIS and COFINS                                    211,368            197,065
Income tax and social contribution                 36,664             36,351
Labor claims                                      106,808            104,230
Distributor claims                                 29,931             29,782
Other                                              59,710             54,194

                                                  927,434            902,491
                                         ================  =================



The provision for contingencies is recorded, at current amounts, to cover losses which legal counsel of the Company and its subsidiaries consider to be probable with respect to labor, tax, civil and commercial claims in progress at the administrative and judicial levels.

The Company and its subsidiaries have other ongoing claims of the same nature which, according to the opinion of legal counsel, are subject to possible, but not probable, losses of approximately R$ 500,000 thousand at June 30, 2001 (R$ 440,000 thousand at March 31, 2001).

The nature of the main contingencies and liabilities related to tax claims are:


(a)      Value-added tax on sales and services - ICMS and Excise tax - IPI

At June 30, 2001, the Company had a provision of R$ 258,053 thousand of liabilities related to tax claims on zero rate IPI presumed credits.

Also, the Company has provisions of approximately R$ 117,000 thousand relating to extemporaneous ICMS and IPI credits on purchases of property, plant and equipment made before 1996.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



(b)      Social Integration Program - PIS and Social Contribution on
         Revenues - Cofins

The Company obtained a preliminary injunction in the first quarter of 1999 which recognizes its right to pay PIS and Cofins on sales revenues but not on other income. Additionally, the Company has been compensating PIS credits related to payments made on a semi-annual basis. The amounts unpaid are being provided in this account monthly until the Company obtains a final favorable decision. Provisions recorded in the second quarter of 2001 amount to R$ 14,360 thousand in the consolidated financial statements (R$ 16,749 thousand on March 31, 2001).

(c)      Income tax and social contribution

These relate mainly to the recognition of the deductibility of interest on own capital in the calculation of social contribution on net income for the year 1996.

(d)      Labor claims

These relate to claims filed by former employees. As of June 30, 2001, labor claim related judicial deposits made by the Company totaled R$ 51,569 thousand (March 31, 2001 - R$ 41,937 thousand), restated at official inflation indexes.


(e)      Distributor claims

These relate, mainly, to cancellation of agreements between subsidiaries of the Company and certain distributors, as a result of non-compliance with Company directives, in addition to the restructuring of the distribution network.

(f)      Other

These are mainly related to issues involving the Instituto Nacional do Seguro Social - INSS (National Institute of Social Security), products and suppliers.


13       Financial Instruments

(a)      General

The Company and its subsidiaries carry out currency and interest rate forward and swap transactions to hedge the global exposure against fluctuations in exchange and interest rates. Additionally, temporary cash surpluses are invested in line with periodically reviewed treasury policies.

(b)      Market value

The market value of the holdings in the capital of the subsidiaries are not readily determined, since their shares are no longer traded on the Stock Market.

The market value of other financial instruments of the Company approximate their book values. These market values were obtained through calculation of their present values, considering current market interest rates for transactions of similar term and risk.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



(c)      Concentration of credit risk

A substantial part of Company sales are made to distributors forming a broad distribution network. The direct sales are widely spread over a large number of customers. The credit risk is low because of the large customer base and the control procedures that monitor this risk. Historically, the subsidiaries have not suffered significant losses on trade accounts receivable.

In order to minimize the credit risk of its investments, management has adopted procedures for the allocation of cash and/or investments taking into consideration limits and credit ratings of the financial institutions and not allowing any concentration.


(d)      Foreign currency exposure

The Company has operations in Argentina, Venezuela and Uruguay, which represented approximately 14% of its total assets on June 30, 2001. Additionally, certain loans obtained by the Company in Brazil as well as trade accounts payable are denominated in foreign currency.

(e)      Interest and currency swap and forward contracts

On June 30, 2001, the nominal amount of interest rate and foreign currency swap contracts totaled R$ 177,771 thousand (March 31, 2001 - R$ 177,771 thousand) and forward contracts total R$ 640,521 thousand (March 31, 2001 - R$ 795,897 thousand) on a consolidated basis.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



14       Income tax and Social Contribution on Net Income - CSLL

(a) Reconciliation of the benefit (expense) of consolidated income tax and CSLL

The reconciliation of the benefit (expense) of income tax and social contribution for the periods ended June 30, 2001 and 2000 with their nominal amounts, is as follows:

                                                                                    In thousands of reais
                                                                          -------------------------------

                                                                            06.30.2001       06.30.2000
                                                                          --------------   --------------
Net consolidated profit (loss), before
    Social Contribution and income tax and
    minority interest                                                            47,468         (34,502)
                                                                              =========        ========

(Expense) benefit of income tax and social contribution,
    At nominal rates                                                            (16,139)         11,731

Adjustments to obtain the effective  rate
    Tax gain arising from interest on own capital                                 23,834         15,256
    Deferred Income tax and social  contribution not made on
       tax loss                                                                                 (48,319)
    Holdings earnings and increases                                                8,068          6,357
    Effect of Income tax and social contribution on profit from abroad
       not taxed in Brazil                                                        56,895         47,495
    Permanent Additions and deductions and other                                 (3,036)         (5,211)
                                                                              ---------        --------

Benefit of social contribution and income tax  per the consolidated
    statement of income                                                          69,622          27,309
                                                                              =========        ========


(b)      Tax loss carryforwards

(i)      Local

Deferred income tax assets include tax losses of Brazilian subsidiaries which cannot be written off and may be offset against future taxable income, except losses of Pepsi Cola Engarrafadora Ltda., where 20% of the total actual loss is recognized in compliance with contractual clauses.

The offsetting of tax losses is limited to 30% of income for the year before income tax, determined in conformity with Brazilian tax legislation. The asset recorded is limited to amounts whose offset is supported by projections of taxable income made by the Company.

(ii)     Abroad

The tax benefit related to operating losses of foreign companies was not recorded as an asset since management is unsure of its probable realization. At June 30, 2001, the balances of foreign subsidiaries' tax loss carryforwards amounted to R$ 187,287 thousand.

Tax loss carryforwards of foreign subsidiaries, expire on the following dates:

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



                                                           thousands of Reais
2001                                                                   69,490
2002                                                                   39,280
2003                                                                   75,728
2004 and subsequent                                                     2,789
                                                                   ----------
                                                                      187,287
                                                                   ==========


15       Insurance Coverage

In June 30, 2001, the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories were insured against fire and other risks at their market values. The insurance cover of the policies in effect up to December 31, 2001 amounts to R$ 5,409,334 thousand.


16       Non-operating income (expenses), net

Non-operating income and expenses for the years ended June 31, 2001 and 2000 comprise the following:

                                                                                   In thousands of reais

                                                                   Parent company                     Consolidated
                                                           -------------------------------   ------------------------------

                                                              06.30.2001      06.30.2000       06.30.2001      06.30.2000
                                                           ---------------- --------------   --------------  --------------
Non-operating income
    Recovered taxes and contributions                                                                8,344          2,801
    Earnings on disposal of property, plant and equipment                                            1,064          1,632
    Other non-operating income                                        7,119          8,019             505          1,244
                                                                 ----------      ---------      ----------     ----------
                                                                      7,119          8,019           9,913          5,677


Non-operating expenses
    Loss on disposal of property, plant and equip.
      Provision for loss on unsecured liabilities
      of subsidiaries                                               (4,074)
    Other non-operating expenses                                                                      (900)        (1,392)
                                                                 ----------      ---------      ----------     ----------

                                                                     (4,074)                          (900)        (1,392)

                                                                 ----------      ---------      ----------     ----------

Non-operating income (expenses), net                                  3,045          8,019           9,013          4,285
                                                                 ==========      =========      ==========     ==========

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001





17       Subsequent events

(a)      Loans and financing

On August 1, 2001, AmBev concluded a financing operation, a syndicated loan denominated in yens, which will prioritize the extension of average loan maturity and be used for working capital.

The loan principal is equivalent to US$ 315 million, and matures in 3 years with accrued interest corresponding to Libor (in yens) plus 2.375% annually.


(b)    Company restructuring

-      Industria de Bebidas Antarctica do Norte-Nordeste S.A.

On July 2001, the Company announced its intention to have an internationally renowned financial institution valuating this subsidiary in order to present a proposal to exchange Nordeste's shares for AmBev's.


(c)    Company restructuring

On August 8, 2001, the Board of Directors approved the distribution of interest on own capital, referring to 1st half 2001 results, totaling R$ 3.330 per lot of a thousand common shares and R$ 3.6630 per lot of a thousand preferred shares, to be taxed in accordance to current legislation, resulting in a net distribution of R$ 2.8305 per lot of a thousand common shares and R$
3.1136 per lot of a thousand preferred shares.

These distribution of interest will be paid starting on September 17, 2001 and will be inputted in the mandatory dividends for the year 2001.




05.01 Comments on Company Performance

The comments on company performance for the quarter are presented on a consolidated basis so as to better reflect its results.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001




01 - IDENTIFICATION
1. CVM CODE             2.COMPANY NAME                                    3.National Corporate Taxpayers' Registry - CNPJ
01811-2                 COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV           02.808.708/0001-07



06.01 - Consolidated Balance Sheets - Assets  (R$ thousand)

1 - Code           2 - Description                                   3 - 06/30/2001          4 - 03/31/2001
1                  Total assets                                                   8,933,278               8,732,782
1.01               Current assets                                                 2,722,162               2,609,718
1.01.01            Available funds                                                   51,672                  42,753
1.01.01.01         Cash and banks                                                    51,672                  42,753
1.01.02            Credits                                                        1,851,784               1,744,721
1.01.02.01         Marketable securities                                          1,028,132                 908,844
1.01.02.02         Trade account receivables                                        498,663                 576,104
1.01.02.03         Allowance for uncollectable accounts                           (122,054)               (125,679)
1.01.02.04         Tax recoverable                                                  330,293                 276,683
1.01.02.05         Receivables from Related Parties                                       0                       0
1.01.02.06         Other accounts receivable                                        116,750                 108,769
1.01.03            Inventories                                                      685,011                 679,449
1.01.03.01         Finished products                                                128,164                 122,707
1.01.03.02         Work in process                                                   47,060                  48,797
1.01.03.03         Raw materials                                                    331,182                 338,719
1.01.03.04         Production materials                                              85,064                  70,036
1.01.03.05         Bottles and crates                                                12,018                  15,020
1.01.03.06         Supplies                                                          81,523                  84,170
1.01.04            Other                                                            133,695                 142,795
1.01.04.01         Prepaid expenses                                                 133,695                 142,795
1.02               Long-term realizable                                           2,009,356               1,928,137
1.02.01            Credits                                                          307,535                 285,339
1.02.01.01         Deposits for Tax Incentive Investments                            63,748                  64,685
1.02.01.02         Compulsory deposits                                               17,942                  18,789
1.02.01.03         Judicial deposits                                                141,619                 112,548
1.02.01.04         Other accounts receivable                                         84,226                  89,317
1.02.02            Receivables from Related Parties                                  16,577                  52,731
1.02.02.01         Associated companies                                                   0                       0
1.02.02.02         Subsidiaries                                                      16,577                  52,731
1.02.02.03         Other related parties                                                  0                       0
1.02.03            Others                                                         1,685,244               1,590,067
1.02.03.01         Deferred Income Tax and Social Contribution                    1,188,607               1,093,884
1.02.03.02         Other recoverable taxes                                          284,465                 288,656
1.02.03.03         Financed Sale of shares                                          212,172                 207,527
1.03               Permanent assets                                               4,201,760               4,194,927
1.03.01            Investments                                                      680,190                 669,209
1.03.01.01         Participation in Associate Companies                                   0                       0
1.03.01.02         Subsidiaries                                                     634,522                 626,232
1.03.01.02.01      Subsidiaries -Goodwill                                           798,972                 776,178
1.03.01.02.02      Subsidiaries - negative goodwill                               (164,450)               (149,946)
1.03.01.03         Other investments                                                 45,668                  42,977
1.03.02            Property, plant and equipment                                  3,235,973               3,231,291
1.03.03            Deferred charges                                                 285,597                 294,427

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001




01 - IDENTIFICATION

1. CVM CODE      2.COMPANY NAME                                 3.National Corporate Taxpayers' Registry - CNPJ
01811-2          COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV        02.808.708/0001-07

06.02 - Consolidated Balance Sheets - Liabilities  (R$ thousand)
1 - Code           2 - Description                                   3 - 06/30/2001          4 - 03/31/2001
2                  Total liabilities and shareholders equity                      8,933,278               8,732,782
2.01               Current liabilities                                            2,956,126               2,612,596
2.01.01            Loans and financing                                            1,697,971               1,517,777
2.01.01.01         Bank loans and financing                                       1,697,971               1,517,777
2.01.02            Debentures                                                             0                       0
2.01.03            Suppliers                                                        443,835                 444,874
2.01.04            Taxes and contributions                                          440,699                 365,003
2.01.04.01         Value added tax on sales and services - ICMS                     165,364                 190,972
2.01.04.02         Excise tax - IPI                                                  41,435                  56,294
2.01.04.03         Other taxes with deferred ICMS                                   120,086                       0
2.01.04.04         Income tax and Social Contributions                               51,538                  38,243
2.01.04.05         Other                                                             62,276                  79,494
2.01.05            Dividends payable                                                  7,939                  10,583
2.01.05.01         Dividends                                                          7,939                  10,583
2.01.05.02         Capital decrease                                                       0                       0
2.01.05.03         Interest on equity                                                     0                       0
2.01.06            Provisions                                                       122,346                 107,991
2.01.06.01         Social and labor charges                                          83,308                  63,777
2.01.06.02         Statutory                                                         28,262                  30,276
2.01.06.03         Other                                                             10,776                  13,938
2.01.07            Payable to related companies                                           0                       0
2.01.08            Other                                                            243,336                 166,368
2.01.08.01         Interest on equity                                               136,980                  66,882
2.01.08.02         Other accounts payable                                           106,356                  99,486
2.02               Long-term liabilities                                          2,352,543               2,353,907
2.02.01            Loans and financing                                            1,018,305                 894,250
2.02.01.01         Banks loans                                                    1,018,305                 894,250
2.02.02            Debentures                                                             0                       0
2.02.03            Provisions                                                       927,434                 902,491
2.02.03.01         For contingencies                                                927,434                 902,491
2.02.04            Payable to related companies                                           0                       0
2.02.05            Other                                                            406,804                 557,166
2.02.05.01         Deferred income tax and social contributions                      31,830                  44,624
2.02.05.02         Deferred ICMS tax                                                356,995                 494,501
2.02.05.03         Other                                                             17,979                  18,041
2.03               Results of future periods                                              0                       0
2.04               Minority participation                                           410,066                 521,422
2.05               Net worth                                                      3,214,543               3,244,857
2.05.01            Paid in capital                                                2,646,023               2,646,023
2.05.02            Capital reserves                                                       1                       1
2.05.02.01         Tax incentives                                                         0                       0
2.05.02.02         Share goodwill                                                         1                       1
2.05.03            Revaluation reserve                                                    0                       0
2.05.03.01         Own assets                                                             0                       0
2.05.03.02         Subsidiary/associated companies                                        0                       0
2.05.04            Revenue reserves                                                 195,744                 353,528
2.05.04.01         Legal                                                             23,509                  23,509
2.05.04.02         Statutory                                                         13,333                  13,333
2.05.04.02.01      For investments                                                   13,333                  13,333
2.05.04.03         For contingencies                                                      0                       0
2.05.04.04         Unrealized profits                                                     0                       0
2.05.04.05         Retained earnings                                                      0                       0
2.05.04.06         Special for undistributed dividends                                    0                       0
2.05.04.07         Other revenue reserves                                           158,902                 316,686
2.05.04.07.01      For future capital increase                                      348,399                 418,498
2.05.04.07.02      Treasury stock                                                 (189,497)               (101,812)
2.05.05            Retained earnings                                                372,775                 245,305

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


01 - IDENTIFICATION
1. CVM CODE           2. COMPANY NAME                                   3.National Corporate Taxpayers' Registry - CNPJ
01811-2               COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV           02.808.708/0001-07


07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of Reais)
1. CODE        2. DESCRIPTION                            3. 04/01/2001 to   4. 01/01/2001 to  5. 04/01/2000 to  6. 01/01/2000 to
                                                            06/30/2001         06/30/2001        06/30/2000        06/30/2000

3.01           Gross income from sales and/or services          2,807,389           5,954,908         2,337,125          4,923,320
3.02           Deductions from gross income                    1,455,513)         (3,087,527)       (1,277,100)        (2,583,116)
3.03           Net income from sales and/or services            1,351,876           2,867,381         1,110,025          2,340,204
3.04           Cost of goods and/or services Sold               (735,200)         (1,544,060)         (636,229)        (1,322,758)
3.05           Gross Income                                       616,676           1,323,321           473,796          1,017,446
3.06           Operational Expenses/Earnings                    (559,969)         (1,023,802)         (496,424)        (1,034,603)
3.06.01        With Sales                                       (243,013)           (501,721)         (226,357)          (461,303)
3.06.01.01     Commercial                                       (131,933)           (294,454)         (145,805)          (299,899)
3.06.01.02     Direct Distribution                              (111,080)           (207,267)          (80,552)          (161,404)
3.06.02        General and Overhead                             (184,228)           (359,061)         (179,329)          (385,437)
3.06.02.01     Overhead                                          (78,226)           (161,146)          (92,153)          (181,580)
3.06.02.02     Directors' Fees                                    (1,765)             (6,554)           (4,866)           (12,240)
3.06.02.03     Depreciation, Amortization and Depletion          (61,805)           (122,677)          (41,867)           (86,355)
3.06.02.04     Contingency Provisions                            (42,432)            (68,684)          (40,443)          (105,262)
3.06.03        Financial and Interest                           (136,748)           (214,172)          (74,649)          (176,356)
3.06.03.01     Financial and Interest Income                       76,233             237,244           123,098            206,490
3.06.03.02     Financial and Interest Expenses                  (212,981)           (451,416)         (197,747)          (382,846)
3.06.04        Other Operational Income                            31,817             103,263            11,890             52,942
3.06.05        Other Operational Expenses                        (27,797)            (52,111)          (27,979)           (64,449)
3.06.06        Result of Net worth Equivalence                          0                   0                 0                  0
3.07           Operational Earnings                                56,707             299,519          (22,628)           (17,157)
3.08           Non operational Earnings                             9,013              19,765             4,285              2,329
3.08.01        Operational Income                                   9,913              23,055             5,677              6,295
3.08.02        Expenses                                             (900)             (3,290)           (1,392)            (3,966)
3.09           Earnings before Tax/Participation                   65,720             319,284          (18,343)           (14,828)
3.10           Provision for Income Tax and Social Cont.         (37,895)           (104,898)            27,309             60,267
3.11           Deferred Income Tax                                107,517             213,891                 0                  0
3.12           Statutory Participation/Contributions             (18,252)            (64,199)          (16,159)           (34,079)
3.12.01        Participation                                        (975)            (26,922)          (16,159)           (34,079)
3.12.01.01     Employees                                            (545)            (22,650)          (12,590)           (26,918)
3.12.01.02     Managers                                             (430)             (4,272)           (3,569)            (7,161)
3.12.02        Contributions                                     (17,277)            (37,277)                 0                  0
3.13           Reversion of Interest over Equity                        0                   0                 0                  0
3.14           Minority participation                              10,380               8,697          (95,228)          (195,359)
3.15           Profit/Loss of Period                              127,470             372,775         (102,421)          (183,999)
3.15           Number of shares ex-treasury (thousand)         38,760,787          38,760,787         2,100,422          2,100,422
               Profit per share                                   0.00329             0.00962
               Loss per share                                                                          (0.04876)          (0.08760)

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



08.01 - Comments on Consolidated Performance


                   AMBEV REPORTS SECOND QUARTER 2001 RESULTS

Results for the second quarter of 2000 fully consolidate the operations of Bavaria S.A. while the second quarter of 2001 does not since Bavaria S.A. was sold to Molson Inc. on December 20, 2000. Pro forma volumes and net sales excluding Bavaria for the second quarter of 2000 have been provided to facilitate comparisons.


OPERATING AND FINANCIAL HIGHLIGHTS:

EBITDA was R$ 388.5 million, up 58.4%; EBITDA margin rose 6.6 percentage points to 28.7%

Operating income rose 113.6% to R$ 231.9 million 1

Beer net sales per hl grew 21.6%; Soft drinks revenues per hl increased 7.6%

Total beer sales volumes, excluding Bavaria, rose 1.6%; soft drink volumes rose 6.3%

Net debt was R$ 1,636.5 million, with a net debt to equity ratio of 50.9%

Net income was R$ 127.5 million versus a net loss of R$102.4 million.


Comments from Marcel Telles, Co-Chairman of AmBev's Board of Directors:

"This quarter reflects solid performance as AmBev's eighth consecutive quarter of double-digit EBITDA growth. We are confident that we can manage through the macroeconomic uncertainty by maintaining focus on our strategy. We continue to believe that AmBev's growth prospects are sound, in particular through potential for top line growth from both increased per capita consumption and reassessment of the industry margin pool. During the first half of 2001, the margin pool became more favorable to the manufacturer, with 28.7% of industry revenues retained, compared to 26.1% in 2000."

Financial Highlights            2Q01        2Q00    % change         1H01         1H00    % change
R$ millions
Net Sales                    1,351.9     1,110.0      21.8%       2,867.4      2,340.2      22.5%
Gross Profit                   616.7       473.8      30.2%       1,323.3      1,017.4      30.1%
Operating Income               231.9       108.6     113.6%         531.2        276.0      92.5%
EBITDA                         388.5       245.3      58.4%         838.4        565.1      48.4%
Net Income                     127.5     (102.4)       nm           372.8      (184.0)       nm
EPS (R$/1,000 shares)           3.29     (48.76)       nm            9.62      (87.60)       nm

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


OPERATING PERFORMANCE BY BUSINESS SEGMENT

                                                      Beer Brazil
                                                      2Q01 Highlights
                                                      Volume sales*      +0.2%
                                                      Net sales/hl*     +21.6%
                                                      Net sales*        +21.8%
                                                      Operating profit  +87.3%
                                                      EBITDA            +52.0%
                                                      EBITDA/hl         +58.1%

                                                      * Excluding Bavaria

Brazilian Beer Business

Net sales from the Brazilian beer business reached R$ 995.2 million in the second quarter of 2001 compared to net sales of R$ 849.2 million in the same period last year, an increase of 17.2%. Excluding the sales of Bavaria from the base of comparison, net sales would have increased by 21.8% from a base of R$ 817.0 million in the second quarter of 2000. The increase in sales is mainly a result of higher net sales per hectoliter, which, excluding Bavaria, rose 21.6% compared to the second quarter of 2000. This increase is due to improved execution at the point of sale and revenue management efforts by AmBev, carried out by both third-party and direct distribution.

Net sales per hectoliter were affected by a higher percentage of the Company's beer volumes sold through the direct distribution system. A greater percentage of cans in the sales mix (22.6% in second quarter 2001 compared to 21.2% in 2000) also caused net sales per hectoliter to rise. Sales volume, excluding Bavaria, remained practically stable. AmBev's consolidated beer market share was practically unchanged at 69.8% in June 2001 when compared to 69.9% in June 2000.

Impact of Bavaria                  2T01      2T00  % change       1H01       1H00   % change
Sales volumes (000 hl)           13,050    13,576     -3.9%     28,269     28,643      -1.3%
Sales volumes, excl. Bavaria     13,050    13,022      0.2%     28,269     27,385       3.2%

Net Sales (R$ millions)           995.2     849.2     17.2%    2,110.7    1,791.4      17.8%
Net Sales, excl. Bavaria          995.2     817.0     21.8%    2,110.7    1,719.0      22.8%

Net Sales/hl (R$/hl)               76.3      62.6     21.9%       74.7       62.5      19.4%
Net Sales/hl, excl. Bavaria        76.3      62.7     21.6%       74.7       62.8      19.0%


Cost of goods sold excluding depreciation per hectoliter rose 18.0% to R$ 31.8/hl mainly because costs for inputs such as barley, malt and cans were higher in local currency due to the negative impact of the Real/U.S. dollar exchange rate. Additionally, cans represented a higher percentage of beer sales volumes in the quarter which caused cash costs per hectoliter to rise.

EBITDA from the Brazilian beer segment reached R$ 359.3 million in the second quarter, 52.0% above the same period last year, with an 8.3 percentage point increase in EBITDA margin to 36.1%. While the increase in net sales per hectoliter contributed strongly to higher profitability, cash SG&A in the beer segment also declined 10.5%, reaching R$ 221.3 million due to lower fixed commercial expenses.


Soft Drinks Business

Soft drink net sales were 14.4% higher in the quarter due to the combined contribution of higher volumes (+6.3%), and net sales per hectoliter (+7.6%). Volume growth was a direct result of AmBev's strategy to focus on a core portfolio of brands, to improve market coverage by selling

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


those brands across all three of its distribution networks, and to leverage its point-of-sale execution know-how from the beer business.

                            Soft Drink
                            2Q01 Highlights

                            Volumes       +6.3%
                            Net sales/hl  +7.6%
                            Net sales    +14.4%
                            Gross Profit -11.6%
                            EBITDA    (R$3.2mm)
                                     vs. R$21mm

Cost of goods sold per hectoliter excluding depreciation was 25.3% above last year, mainly due to the negative impact of the currency depreciation on dollar-denominated cost items such as packaging and sugar in local currency. Depreciation declined in the quarter compared to the same period last year mainly as a result of significant plant closings in the last 12 months. Cash SG&A expenses increased 16.7% compared to the same period last year following higher levels of marketing expenditure for AmBev's core brands, especially Guarana Antarctica and Pepsi. These investments, plus higher levels of distribution coverage, drove a strong volume increase. Total SG&A per hectoliter rose 23.0% to R$ 17.6, while the soft drinks segment registered an EBITDA loss of R$ 3.2 million, compared to EBITDA of R$ 21.0 million in the second quarter of 2000.


                           International Beer
                               Highlights

                                     2Q01    2Q00     %
                    Sales volume (000 hl)
                    Argentina        451     335    34.6%
                    Venezuela        298     244    22.1%

                   Net sales per hl (R$/hl)
                   Argentina        72.5    69.4     4.5%
                   Venezuela       131.9    99.4    32.7%

                   R$ millions
                   Net sales        77.9    47.5    64.1%
                   EBITDA           11.6    (1.0)      nm

International Beer Business

AmBev's international beer operations showed positive volume and profitability trends during the second quarter. In U.S. dollar terms, EBITDA from this segment was US$ 5.1 million compared to an EBITDA loss of US$ 1.4 million last year. Net sales rose 30.2% to US$ 34.1 million due to strong volume growth of 33.6% overall. In local currency, results from international operations benefited from a positive translation gain due to the appreciation of the respective local currencies against the Brazilian Real.

The acquisition of Salus in the fourth quarter of 2000 and Cympay in the first quarter of 2001 added US$ 2.6 million in sales to the Company's beer operations in the quarter. Sales of Cympay's malting operations are included in the other products category.

Beer volumes in the Argentine operation grew 34.6% due to market share gains and moderate market growth of approximately 2%. A shift in the sales mix towards the traditional one liter package had a negative effect on net sales per hectoliter in the quarter that was more than compensated by volume growth. Overall, net sales in U.S. dollar terms rose 11.6% in Argentina during the second quarter compared to the same period last year. Moreover, productivity enhancements and lower raw material prices, together with a reduction in selling and administrative expenses, boosted second quarter EBITDA to US$ 2.4 million from an EBITDA loss of US$ 0.6 million last year. Direct distribution represented 25.4% of Argentine beer volumes in the second quarter.

In Venezuela, AmBev's sales volume benefited from a recovery in the beer market due to a strengthening economy and expanding direct distribution, which began operations in Caracas, Venezuela's capital, during the second quarter of 2001. Volumes increased 22.1% and market share during the month of June 2001, according to Datos research, was 8.2% versus 7.8% in June 2000. Net sales per hectoliter rose 5.0% in

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


U.S. dollar terms mainly due to a greater percentage of volumes sold through direct distribution, which reached 56% during the second quarter of 2001. In U.S. dollar terms, net sales were US$ 17.2 million, up 28.5% when compared to the second quarter of 2000. In the second quarter of 2001, this operation posted EBITDA of US$ 2.8 million.


Other Products
Net sales of this segment in the second quarter were comprised of sales of by-products from AmBev's core beverage business and other beverage products (44% of segment sales); revenues from the distribution of the Bavaria brand (38% of segment sales); and sales of malt to third parties (18% of segment sales). Net sales in the quarter totaled R$ 73.2 million, a significant increase compared to the second quarter of 2000, when net sales were R$ 33.6 million. This increase is principally due to distribution of the Bavaria brand, which in the second quarter of 2000 were included in AmBev's Brazilian beer segment revenues since we still owned the Bavaria brand at that time. Segment EBITDA amounted to R$ 20.8 million compared to an EBITDA loss of R$
11.1 million during the same period last year.


AMBEV CONSOLIDATED RESULTS


Net Sales
Net sales during the quarter rose 21.8% to R$ 1.4 billion, largely driven by higher net sales per hectoliter in the Brazilian beer business. Improvements in point of sale execution, revenue management initiatives, direct distribution, and standardization of best practices across AmBev's distribution network drove revenues per hectoliter higher during the second quarter of 2001. To a lesser extent, consolidated sales growth was supported by strong performance in AmBev's international beer business, and was augmented by the positive impact of currency translation.

Cost of Goods Sold
The Company's raw material and packaging cost inputs, in particular cans, barley and malt, PET, and sugar, rose principally because of the depreciation of the Real against the U.S. dollar of 26.1% in the second quarter of 2001 compared to the same period last year. Dollar-linked inputs represent approximately 40% of AmBev's consolidated cost of goods sold.

Labor costs increased 12.8% per hectoliter during the quarter due to higher cost levels associated with employee training efforts in the Antarctica plants. Other cost inputs, such as maintenance and electric energy also increased significantly following measures taken by the Company to prepare itself for the electricity shortage. As a result of these measures, the cost per hectoliter of other items was 14.1% above the second quarter of 2000. Depreciation during the quarter was nearly flat on a per hectoliter basis compared to the second quarter of 2000.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


Cost of Goods Sold Breakdown                2Q01        2Q00       % change          1H01        1H00     % change
R$ millions
Raw Material                               218.6       185.6          17.8%         455.5       377.5        20.7%
Packaging                                  318.3       264.1          20.5%         664.7       551.3        20.6%
Labor                                       48.2        43.0          12.2%          96.0        84.2        14.0%
Depreciation                                94.8        94.9          -0.1%         184.5       202.7        -9.0%
Other                                       55.2        48.6          13.5%         143.3       107.0        33.9%
Total                                      735.2       636.2          15.6%       1,544.1     1,322.8        16.7%
Cost of Goods Sold excl. depreciation      640.4       541.4          18.3%       1,359.5     1,120.0        21.4%



Cost of Goods Sold Breakdown                2Q01        2Q00       % change          1H01        1H00     % change
R$/hl
Raw Material                                12.3        10.4          18.4%          11.8        10.3        14.5%
Packaging                                   17.9        14.7          21.2%          17.2        15.1        14.4%
Labor                                        2.7         2.4          12.8%           2.5         2.3         8.2%
Depreciation                                 5.3         5.3           0.5%           4.8         5.5       -13.7%
Other                                        3.1         2.7          14.1%           3.7         2.9        27.0%
Total                                       41.3        35.5          16.2%          40.0        36.1        10.7%
Cost of Goods Sold excl. depreciation       35.9        30.2          18.9%          35.2        30.6        15.1%

Values may not add due to rounding.

Operating Expenses
Selling, General and Administrative Expenses

During the second quarter of 2001, selling expenses (excluding direct distribution expenses) fell 9.5% to R$ 131.9 million. This decline is mainly the result of lower fixed commercial expenses following cost cutting measures, and more than compensated for higher marketing expenses in both the beer and soft drinks segments. General and administrative expenses declined 17.6% to R$
80.0 million mainly as a result of the non-recurring nature of R$ 20.0 million in expenses incurred during the second quarter of 2000 for the integration of Antarctica and Brahma.

During the second quarter of 2001, depreciation and amortization totaled R$
61.8 million, an increase of 47.6% compared to the R$ 41.9 million during the same period last year. This increase is because of R$ 75.0 million investment in both beer coolers and direct distribution over the course of the year 2000.

Direct Distribution Expenses

Direct distribution represented 26.2% of total volume sales during the quarter compared to 21.2% during the second quarter of 2000. By business segment, direct distribution represented 24% of Brazilian beer volumes, 45% of soft drinks, 25% of Argentine beer, and 56% of Venezuelan beer volumes in the second quarter of 2001. Direct distribution expenses increased to R$ 111.1 million, 37.9% above the R$ 80.6 million registered in the same quarter the year before. On a per hectoliter basis, direct distribution expenses remained stable at R$ 21.2/hl.

Despite the investments in direct distribution over the last several years, the Company understands that the continued progression of its exclusive third party distribution networks is also fundamental to its success. The Company will continue to invest in both the third party and direct distribution

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


systems, including the exchange of best practices to improve AmBev's execution at the point of sale.

Provision for Contingencies

During the quarter, the Company registered contingency provisions amounting to R$ 42.4 million, substantially related to inventory write-downs (R$ 18.9 million), a legal proceeding regarding a government-mandated change in the base for calculation of the PIS/Cofins sales tax (R$ 14.3 million), labor disputes (R$ 2.2 million), and other items (R$ 7.1 million).

Other Operating Expense, Net

AmBev registered net other operating gains amounting to R$ 4.0 million in the second quarter of 2001 related to a R$ 23.7 million gain on financed sales taxes, which was forgiven by the government (tax incentives), and foreign exchange gains on assets abroad (R$ 16.8 million). These gains offset goodwill amortization of R$ 23.7 million for AmBev's investment in the Antarctica subsidiary, as well as investment in the Cympay, Salus, and Pilcomayo subsidiaries.

Net Interest Expense

In 1998, AmBev adopted a strategy to fully hedge its dollar-denominated debt position by investing a portion of its cash in dollar-denominated instruments, as well as by using swaps and other derivatives. This strategy was implemented to neutralize the impact of the currency depreciation on the Company at the net income level. Therefore, the Company's hedging policy considers the positive effect on the income tax line, as opposed to hedging on a pre-tax basis.

Second quarter net interest expense rose by 83.2% to R$ 136.7 million, due partially to the negative impact of the currency depreciation on the interest expense line, which amounted to R$ 67.3 million in the second quarter of 2001.

Net debt has remained relatively stable at R$ 1,636.5 million. AmBev's average U.S. dollar-equivalent debt cost was approximately 6.0% during the second quarter, compared to 8.4% during the same period last year.

Consolidated Debt Position            Local Currency     Foreign Currency           Total
R$ millions
Short-Term Debt                                265.0              1,433.0         1,698.0
Long-Term Debt                                 767.8                250.5         1,018.3
Total                                        1,032.8              1,683.5         2,716.3

Cash and Marketable Securities                                                    1,079.8
Net Debt                                                                          1,636.5
Net Debt/Equity (%)                                                                  50.9%
Values may not add due to rounding.


Net Income

Net income in the second quarter was R$ 127.5 million, and earnings per ADR amounted to US$ 0.14. This compares to a net loss of R$ 102.4 million during the same period last year (loss of US$ 0.54 per ADR). The net loss in the prior year period was primarily due to the fact that during

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


the second quarter of 2000, Brahma minority shareholders had not yet exchanged their shares for shares of the new holding Company, AmBev, and we were therefore not able to fully register Brahma's net income. Net income was also affected by:

o    Non-Operating Income/Expense
     During the second quarter, AmBev booked a non-operating gain of R$ 9.0 million, mainly due to sales tax credits.

o    Income Tax and Social Contribution
     The amount provisioned for income tax and social contribution during the quarter was a benefit of R$ 69.6 million, compared to a benefit of R$
     27.3 million during the same quarter in 2000. At statutory tax rates, the amount provisioned for the second quarter would have amounted to R$ 16.1 million. AmBev realized tax savings due to:
     1) profits generated in subsidiaries abroad, which are non-taxable in Brazil, generating a gain of R$ 56.9 million;
     2)   tax deductions due to the payment of interest on own capital, R$
          23.8 million;
     3) the non-taxable nature of a gain for financed sales taxes which was forgiven by the government (tax incentives), and other items, in the amount of R$ 5.0 million.

o    Profit Sharing and Contributions
     A contribution of R$ 18.3 million was booked during the second quarter of 2001. This provision relates substantially to AmBev's contribution to the Fundacao Antonio e Helena Zerrenner, which provides medical and dental benefits to all Company employees in Brazil. In the second quarter of 2000, profit sharing of R$ 16.2 million had been provisioned. The payment of profit sharing provisions is predicated upon the achievement of both corporate and individual goals established at the beginning of each year.

o    Minority Interest
     Second quarter minority interest totaled R$ 10.4 million, and relates to profits earned in subsidiaries that are not wholly owned by AmBev.


RECENT DEVELOPMENTS

Interest on Capital Distribution Approved

On August 8, 2001, the Board of Directors approved an interest on capital distribution referring to first half 2001 profits. The distribution amounts to R$ 136.7 million, or a payout ratio of 31.3% of net profits, representing
R$ 3.3300 per 1,000 common shares and R$ 3.6630 per 1,000 preferred shares. This distribution is subject to 15% withholding tax in Brazil, resulting in a net distribution of R$ 2.8305 per 1,000 common shares and R$ 3.1136 per 1,000 preferred shares to shareholders of record as of August 20, 2001. The ex-date in Brazil is August 21, 2001 and the ex-date for AmBev's ADRs traded on the NYSE will be August 16, 2001. Payment will be initiated on September 17, 2001.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001



Syndicated Loan Completed

On August 1, 2001 AmBev raised US$315 million through a syndicated loan in Yen. A group of 13 banks participated in the operation, that has a three year maturity and carries interest at a rate on a par with Yen Libor plus 2.375% pa. In line with AmBev's foreign currency risk policy, the loan has been fully hedged. Funds obtained will be utilized primarily for general corporate purposes. The loan serves to adjust the Company's capital structure in line with its targets, with an appropriate debt profile.

Buyback Program Update

During the second quarter 2001, the Company repurchased R$ 83.1 million in shares (18,470,000 ON and 144,860,000 PN shares. Since the buyback program was initiated in December 2000, the Company repurchased R$ 184.6 million in shares (94,764,000 ON and 295,230,000 PN shares).

On July 23, 2001, AmBev's Board of Directors temporarily suspended AmBev's share buyback program since it is considering a legal restructuring involving Antarctica Norte-Nordeste and AmBev. According the Brazilian Corporate Law, the simultaneous occurrence of a buyback program and a legal restructuring is prohibited.


Update on Antarctica Norte-Nordeste

On June 11, 2001 AmBev waived a voluntarily public offer that had previously been considered due to inconsistencies between the original offer, published on May 24, 2000, and subsequent instructions issued by the Brazilian CVM.

On July 23, 2001 AmBev announced that its Board of Directors had decided to retain an investment bank in order to determine the economic value of the shares of Norte-Nordeste, and that the results of this evaluation may serve as the basis for a possible share exchange.

Should the Company decide to propose such a share exchange, the proposal will be submitted to the Boards of Directors and Fiscal committees of AmBev and Antarctica Norte-Nordeste for analysis. Should such proposal be approved, a new relevant notice will be made public, with the information required according to CVM instruction no. 319.

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


AMBEV - Segment Financial
Information

                       Beer Brazil      International Beer        Soft Drinks           Other Products             Total
                 2Q01     2Q00     %    2Q01    2Q00    %    2Q01    2Q00      %     2Q01     2Q00     %   2Q01    2Q00      %
---------------------------------------------------------------------------------------------------------------------------------
Volumes (000 hl) 13,050  13,576  -3.9%  773     579  33.6%  3,997   3,761      6.3%                       17,821  17,916   -0.5%

R$ million
---------------------------------------------------------------------------------------------------------------------------------
Net Sales         995.2   849.2  17.2%   77.9   47.5  64.1%  205.5   179.6    14.4%   73.2    33.6  117.5% 1,351.9  1,110.0   21.8%
COGS             (491.2) (444.6) 10.5%  (38.3) (27.3) 40.5% (158.8) (126.8)   25.3%  (46.9)  (37.5)  24.8%  (735.2)  (636.2)  15.6%
Gross Profit      504.1   404.6  24.6%   39.6   20.2  96.0%   46.7    52.9   -11.6%   26.3    (3.9)     nm   616.7    473.8   30.2%
SG&A             (266.4) (277.7) -4.1%  (34.1)  25.3) 35.2%  (70.3)  (53.8)   30.7%  (14.0)   (8.5)  65.1%  (384.8)  (365.2)   5.4%
EBIT              237.7   126.9  87.3%    5.5   (5.0)    nm  (23.6)   (0.9) 2549.5%   12.3   (12.4)     nm   231.9    108.6  113.6%
Depr. & Amort.    121.6   109.5  11.1%    6.1    4.1  50.1%   20.4    21.9    -6.9%    8.5     1.3  551.4%   156.6    136.7   14.5%
EBITDA            359.3   236.3  52.0%   11.6   (1.0)    nm   (3.2)   21.0       nm   20.8   (11.1)     nm   388.5    245.3   58.4%

% of Net Sales
---------------------------------------------------------------------------------------------------------------------------------
Net Sales         100.0%  100.0%        100.0% 100.0%        100.0%  100.0%          100.0%  100.0%          100.0%   100.0%
COGS              -49.4%  -52.4%        -49.2% -57.5%        -77.3%  -70.6%          -64.0% -111.6%          -54.4%   -57.3%
Gross Profit       50.6%   47.6%         50.8%  42.5%         22.7%   29.4%           36.0%  -11.6%           45.6%    42.7%
SG&A              -26.8%  -32.7%        -43.8% -53.2%        -34.2%  -29.9%          -19.1%  -25.2%          -28.5%   -32.9%
EBIT               23.9%   14.9%          7.0% -10.6%        -11.5%   -0.5%           16.8%  -36.8%           17.2%     9.8%
Depr. & Amort.     12.2%   12.9%          7.8%   8.6%          9.9%   12.2%           11.7%    3.9%           11.6%    12.3%
EBITDA             36.1%   27.8%         14.8%  -2.1%         -1.5%   11.7%           28.5%  -32.9%           28.7%    22.1%

Per Hectoliter (R$/hl)
---------------------------------------------------------------------------------------------------------------------------------
Net Sales          76.3    62.6  21.9%  100.8   82.0  22.8%   51.4    47.8     7.6%                           75.9     62.0   22.4%
COGS              (37.6)  (32.8) 14.9%  (49.6) (47.1)  5.2%  (39.7)  (33.7)   17.9%                          (41.3)   (35.5)  16.2%
Gross Profit       38.6    29.8  29.6%   51.2   34.9  46.7%   11.7    14.1   -16.9%                           34.6     26.4   30.9%
SG&A              (20.4)  (20.5) -0.2%  (44.1) (43.6)  1.2%  (17.6)  (14.3)   23.0%                          (21.6)   (20.4)   5.9%
EBIT               18.2     9.3  94.9%    7.1   (8.7)    nm   (5.9)   (0.2) 2392.7%                           13.0      6.1  114.7%
Depr. & Amort.      9.3     8.1  15.6%    7.9    7.0  12.4%    5.1     5.8   -12.4%                            8.8      7.6   15.1%
EBITDA             27.5    17.4  58.1%   15.0   (1.7)    nm   (0.8)    5.6       nm                           21.8     13.7   59.2%

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001


CONSOLIDATED INCOME STATEMENT
Corporate Law
R$ 000                             2Q01            2Q00        %          1Q01            1Q00          %
---------------------------------------------------------------------------------------------------------------
Net Sales                       1,351,876       1,110,025     21.8%    2,867,381       2,340,204       22.5%
Cost of Goods Sold               (735,200)       (636,229)    15.6%   (1,544,060)     (1,322,758)      16.7%
Gross Profit                      616,676         473,796     30.2%    1,323,321       1,017,446       30.1%
Gross Margin (%)                    45.6%           42.7%                  46.2%           43.5%

  Selling Expenses               (131,933)       (145,805)    -9.5%     (294,454)       (299,899)      -1.8%
    % of sales                       9.8%           13.1%                  10.3%           12.8%
  Direct Distribution Expenses   (111,080)        (80,552)    37.9%     (207,267)       (161,404)      28.4%
    % of sales                       8.2%            7.3%                   7.2%            6.9%
  General & Administrative        (79,991)        (97,019)   -17.6%     (167,700)       (193,820)     -13.5%
    % of sales                       5.9%            8.7%                   5.8%            8.3%
  Depreciation & Amortization     (61,805)        (41,867)    47.6%     (122,677)        (86,355)      42.1%
Total SG&A                       (384,809)       (365,243)     5.4%     (792,098)       (741,478)       6.8%
    % of sales                      28.5%           32.9%                  27.6%           31.7%

EBIT                              231,867         108,553    113.6%      531,223         275,968       92.5%
    % of sales                      17.2%            9.8%                  18.5%           11.8%

Provisions, Net                   (42,432)        (40,443)               (68,684)       (105,262)
Other Operating (Expense)           4,020         (16,089)                51,152         (11,507)
  Interest Expense               (212,981)       (197,747)              (451,416)       (382,846)
  Interest Income                  76,233         123,098                237,244         206,490
Net Interest income (Expense)    (136,748)        (74,649)    83.2%     (214,172)       (176,356)      21.4%
Non-Operating Income (Expense)      9,013           4,285                 19,765           2,329
Income Before Taxes                65,721         (18,343)       nm      319,285         (14,828)         nm
Provision for Income Tax/
  Social Contrib.                  69,622          27,309                108,993          60,267
Profit Sharing & Bonuses          (18,252)        (16,159)               (64,199)        (34,079)
Minority Interest                  10,380         (95,228)                 8,697        (195,359)

Net Income                        127,470        (102,421)       nm      372,775        (183,999)         nm
    % of sales                       9.4%           -9.2%                  13.0%           -7.9%
Shares Outstanding             38,760,787       2,100,422             38,760,787       2,100,422
EPS (R$/1,000 shares)                3.29          (48.76)       nm         9.62          (87.60)         nm
EPADR (R$/ADR)                       0.33           (0.98)       nm         0.96           (1.75)         nm

Depreciation and Amortization     156,613         136,736      14.5%     307,196         289,101        6.3%
EBITDA                            388,481         245,289      58.4%     838,420         565,069       48.4%
    % of sales                      28.7%           22.1%                  29.2%           24.1%

(A free translation of the original report in Portugese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                             Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                        June 30, 2001




CONSOLIDATED BALANCE SHEET
Corporate Law
R$ 000                                           2Q01                    1Q01
ASSETS
Cash                                            51,672                  42,753
Marketable Securities                        1,028,132                 908,844
Accounts Receivable                            376,609                 450,425
Inventory                                      685,011                 679,449
Recoverable Taxes                              330,293                 276,683
Prepaid Expenses                               133,695                 142,795
Other                                          116,750                 108,769
                                             ---------               ---------
Total Current Assets                         2,722,162               2,609,718

Recoverable Taxes                            1,473,072               1,382,540
Receivable from Employees/
  Financed Shares                              212,172                 207,527
Deposits/Other                                 324,112                 338,070
                                             ---------               ---------
Total Long-Term Assets                       2,009,356               1,928,137

Investments                                    680,190                 669,209
Property, Plant & Equipment                  3,235,973               3,231,291
Deferred                                       285,597                 294,427
                                             ---------               ---------
Total Permanent Assets                       4,201,760               4,194,927
                                             ---------               ---------
TOTAL ASSETS                                 8,933,278               8,732,782
                                             =========               =========

LIABILITIES
Short-term Debt                              1,697,971               1,517,777
Accounts Payable                               443,835                 444,874
Sales & Other Taxes Payable                    389,161                 326,760
Dividend Payable                                 7,939                  10,583
Salaries & Profit Sharing Payable               83,308                  94,053
Provision for Interest on Capital              136,980                  66,882
Income Tax, Social Contribution, & Other       196,932                 151,667
                                             ---------               ---------
Total Current Liabilities                    2,956,126               2,612,596

Long-Term Debt                               1,018,305                 894,250
Income Tax & Social Contribution                31,830                  44,624
Deferred Sales Tax (ICMS)                      356,995                 494,501
Provision for Contingencies                    927,434                 902,491
Other                                           17,979                  18,041
                                             ---------               ---------
Total Long-Term Liabilities                  2,352,543               2,353,907
TOTAL LIABILITIES                            5,308,669               4,966,503
MINORITY INTEREST                              410,066                 521,422
Paid in Capital                              2,646,023               2,646,023
Reserves                                       195,745                 353,529
Retained Earnings                              372,775                 245,305
                                             ---------               ---------
SHAREHOLDERS' EQUITY                         3,214,543               3,244,857
                                             ---------               ---------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY     8,933,278               8,732,782

(A free translation of the original report in Portugese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                             Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                        June 30, 2001



Consolidated Statement of Cash Flows
R$ 000                                                               2Q01               2Q00

Cash Flows from Operating Activities
 Net Income                                                       127,470           (102,421)
 Adjustments to reconcile net income
  Non-cash expenses (income)
   Depreciation and amortization                                  156,615            148,952
   Reversion of provision for losses                               (4,792)                -
   Contingencies and liabilities associated with
    tax disputes, including interest                               53,436             53,558
   (Gain) loss on disposal of PP&E, net                            (4,922)            (1,632)
   Financial charges on long-term debt                             18,804             55,387
   Deferred income tax (benefit) expense                         (107,517)           (66,182)
   Foreign currency holding effect on assets abroad               (13,085)            (2,271)
   Amortization of goodwill and intangible assets                  25,331             21,551
   Minority interest                                              (10,380)            95,228
 (Increase) decrease in assets
   Trade accounts receivable                                       76,315             17,043
   Receivables and other                                           (1,134)            16,941
   Sales taxes recoverable                                        (47,352)           (15,220)
   Inventories                                                      4,219             51,594
   Prepaid expenses                                                 9,100             11,779
 (Decrease) increase in liabilities
   Suppliers                                                       (3,262)            (6,629)
   Payroll, profit sharing and related charges                     17,517            (12,178)
   Income tax, social contribution, and other taxes recoverable   (61,810)             9,430
   Other                                                            4,449            (48,818)

Net Cash Provided by Operating Activities                         239,003            226,112

Cash Flows from Investing Activities
 Proceeds on disposal of property, plant and equipment             27,747             20,965
 Change in marketable securities                                 (118,651)           602,157
 Restricted deposits for legal proceedings                        (29,071)            (1,111)
 Recalculation of goodwill of Antarctica                              -              (31,782)
 Payment for purchase of subsidiary, net of cash acquired        (107,398)                -
 Goodwill on purchase of subsidiary                               (32,431)                -
 Property, plant and equipment                                   (107,048)           (79,053)
 Payment for deferred asset                                       (34,077)             7,769

Net Cash Provided (Used) in Investing Activities                 (400,930)           518,945

Cash Flows from Financing Activities
 Receivable from subsidiaries                                      36,154              1,039
 Cash used for contingencies and legal proceedings                (29,623)            88,822
 Dividends, interest distribution and capital decrease paid        (2,644)           (28,132)
 Repurchase of treasury shares                                    (87,686)                -
 Increase in debt                                                 689,111            164,625
 Payment of debt                                                 (430,076)          (998,134)
 Change in minority interests                                         225             56,455
 Financed sales of shares                                          (4,645)           (63,195)

Net Cash Provided (Used) in Financing Activities                  170,847           (778,520)

Net Increase (Decrease) in Cash                                     8,919            (33,463)

Cash and cash equivalents, beginning of year                       42,753             61,540
Cash and cash equivalents, end of year                             51,672             28,077

Net Increase in Cash and Cash Equivalents                           8,919            (33,463)

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                                Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                           June 30, 2001



01 = IDENTIFICATION
--------------------------------------------------------------------------------
1. CVM CODE   2. COMPANY NAME              3.National Corporate Taxpayers'
01811-2       COMPANHIA DE BEBIDAS         Registry-CNPJ
              DAS AMERICAS-AMBEV           02.808.708/0001-07
--------------------------------------------------------------------------------



09.01 - INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED
------------------------------------------------------------------------------------------------------------------------------------
1. ITEM     2. NAME OF SUBSIDIARY/ASSOCIATE             3. CNPJ             4. CLASSIFICATION   5. % INTEREST   6. % SHAREHOLDERS
                                                                                                IN CAPITAL      EQUITY OF THE
                                                                                                INVESTED        INVESTOR
------------------------------------------------------------------------------------------------------------------------------------
7. TYPE OF COMPANY                                      8. NUMBER OF SHARES HELD IN CURRENT     9. NUMBER OF SHARES HELD IN PRIOR
                                                        QUARTER (Thousands)                     QUARTER (Thousands)
------------------------------------------------------------------------------------------------------------------------------------
   L01        COMPANHIA BRASILEIERA DE BEBIDAS          60,522.000/0001-83   PRIVATE SUBSIDIARY     100.00                     63.74
COMMERCIAL, MANUFACTURING AND OTHER                                                    7,106,291                           7,106,290
------------------------------------------------------------------------------------------------------------------------------------
    02        HOHNECK                                             /          PRIVATE SUBSIDIARY     100.0                       0.00
COMMERCIAL, MANUFACTURING AND OTHER                                                       10,000                              10,000
------------------------------------------------------------------------------------------------------------------------------------
    03        EAGLE DISTRIBUIDORA DE BEBIDAS S.A.       12.268.405/0001-94   PRIVATE SUBSIDIARY     99.90                      38.19
COMMERCIAL, MANUFACTURING AND OTHER                                                      157,726                                   0
------------------------------------------------------------------------------------------------------------------------------------
    04        AGREGA INTELIGENCIA EM COMPRAS LTDA.      04.194.012/0001-27   PRIVATE SUBSIDIARY     50.00                       0.02
COMMERCIAL, MANUFACTURING AND OTHER                                                        1,375                                   0
------------------------------------------------------------------------------------------------------------------------------------
    05       INDUSTRIA DE BEBIDAS ANTARCTICA POLAR S.A. 95.424.479/0001-08   PRIVATE SUBSIDIARY     36.90                       2.83
COMMERCIAL, MANUFACTURING AND OTHER                                                       34,246                                   0
------------------------------------------------------------------------------------------------------------------------------------

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                                Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                           June 30, 2001



                                                          Thousands of reais
                                                          ----------------------
                                                          06.30.01      06.30.00
                                                        ------------   ---------
OPERATIONS
 NET INCOME (LOSS) FOR THE QUARTER                        127,470      (102,421)
Expenses (revenue) not affecting cash
  Depreciation and amortization                           156,615       148,952
  Reversion of the provision for losses                    (4,792)             -
  Provision for contingencies added to interest            53,436        53,558
  Loss (gain) on sale of assets                            (4,922)       (1,632)
  Charges on long-term loans                               18,804        55,387
  Deferred Income tax and social contribution            (107,517)      (66,182)
  Exchange variation on investments                       (13,085)       (2,271)
  Realized goodwill                                        25,331        21,551
  Minority interest                                       (10,380)       95,228
Decrease (increase) in assets
  Trade accounts receivable                                76,315        17,043
  Other accounts receivable                                (1,134)       16,941
  Taxes recoverable                                       (47,352)      (15,220)
  Inventories                                               4,219        51,594
  Prepaid expenses                                          9,100        11,779
Increase (decrease) in liabilities
  Trade accounts payable                                   (3,262)       (6,629)
  Salaries, profit sharing and social security charges     17,517       (12,178)
  Income tax, and social contribution and other taxes     (61,810)        9,430
  and contributions
  Other accounts payable                                    4,449       (48,818)
                                                        ------------   ---------
CASH GENERATED BY OPERATIONS                              239,003       226,112
INVESTMENT ACTIVITIES                                   ------------   ---------
  Cash received from sales of property, plant              27,747        20,965
  and equipment
  Investment/Redemption of financial investments         (118,651)      602,157
  Judicial deposits                                       (29,071)       (1,111)
  Recalculation of Antarctica goodwill                           -      (31,782)
  Acquisition of investments                             (107,398)             -
  Goodwill in acquisition of investments                  (32,431)             -
  Acquisition of property, plant and equipment           (107,048)      (79,053)
  Expenditures on deferred charges                        (34,077)        7,769
                                                        ------------   ---------
 CASH GENERATED BY (USED IN) INVESTMENT                  (400,930)      518,945
 ACTIVITIES                                             ------------   ---------

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                                Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                           June 30, 2001



FINANCING ACTIVITIES
  Accounts receivable from associated companies            36,154         1,039
  Contingency-related disbursements                       (29,623)       88,822
  Payment of dividends and capital decrease                (2,644)      (28,132)
  Share buyback                                           (87,686)
  Loans
   Raising                                                689,111       164,625
   Payments                                              (430,076)     (998,134)
  Variation of minority interest                              255        56,455
  Share Buy-back Program (Portion financed by              (4,645)      (63,195)
  the Company)
                                                         ---------     ---------
CASH USED IN FINANCING ACTIVITIES                        (170,846)     (778,520)
                                                         =========     =========
TOTAL NET EFFECT ON CASH                                   (8,919)      (33,463)
                                                         =========     =========
  Opening cash balance                                     42,753        61,540
  Closing cash balance                                     51,672        28,077
                                                         ---------     ---------
TOTAL NET EFFECT ON CASH                                   (8,919)      (33,463)
                                                         =========     =========

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001




01 - IDENTIFICATION
--------------------------------------------------------------------------------
1. CVM CODE  2. COMPANY NAME                    3.National Corporate Taxpayers'
01811-2      COMPANHIA DE BEBIDAS               Registry - CNPJ
             DAS AMERICAS-AMBEV                 02.808.708/0001-07
--------------------------------------------------------------------------------


17.01 REPORT OF SPECIAL REVIEW - WITHOUT COMMENTS

Sao Paulo, July 27th, 2001

To the Managers and Shareholders
Companhia de Bebidas das Americas - AmBev

1. We have made limited reviews of the accounting information contained in the Quarterly Information - ITR of the Companhia de Bebidas das Americas related to the quarters and periods ending on June 30th, March 31st of 2001, and June 30th, 2000, prepared under responsibility of the company.

2. Our reviews were made in accordance with the specific norms established by the Brazilian Institute of Accountants - IBRACON, together with the Federal Accountancy Council CFC, and consist, mainly, of: (a) inquiries and discussion with the managers responsible for the accounting, financial and operational area of the company as to the main criteria adopted in the preparation of the quarterly information and (b) review of the relevant information and the subsequent events that have, or may come to have, relevant effects on the financial position and operations of the company.

3. Based on our limited reviews, we have no knowledge of any relevant modification that must be made to the quarterly information referred to above, so that it is in accordance with the accountancy principles contemplated by the Brazilian business legislation applicable to the preparation of the quarterly information, in a way that is fitting to the norms issued by the Securities Commission.


PricewaterhouseCoopers          Francisco Henrique Passos Fernandes
Independent Auditors            Partners
CRC 2SP000160/0-5               Accountant - CRC 1SP089013/0-2

(A Free Translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION - CVM
QUARTERLY INFORMATION - ITR                              Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER                         June 30, 2001





01 - IDENTIFICATION
--------------------------------------------------------------------------------
1. CVM CODE  2. COMPANY NAME                    3.National Corporate Taxpayers'
01811-2      COMPANHIA DE BEBIDAS               Registry - CNPJ
             DAS AMERICAS-AMBEV                 02.808.708/0001-07
--------------------------------------------------------------------------------

CONTENTS

--------------------------------------------------------------------------------
 Group  Table    Description                                                Page
--------------------------------------------------------------------------------
  01     01      IDENTIFICATION                                                2
--------------------------------------------------------------------------------
  01     02      HEAD OFFICE                                                   2
--------------------------------------------------------------------------------
  01     03      INVESTOR RELATIONS OFFICER (Address for correspondence
                 with Company)                                                 2
--------------------------------------------------------------------------------
  01     04      GENERAL INFORMATION/AUDITOR                                   2
--------------------------------------------------------------------------------
  01     05      CAPITAL COMPOSITION                                           3
--------------------------------------------------------------------------------
  01     06      CHARACTERISTICS OF THE COMPANY                                3
--------------------------------------------------------------------------------
  01     07      COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL
                 STATEMENTS                                                    3
--------------------------------------------------------------------------------
  01     08      DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER   3
--------------------------------------------------------------------------------
  01     09      SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR                4
--------------------------------------------------------------------------------
  02     01      BALANCE SHEET - ASSETS                                        4
--------------------------------------------------------------------------------
  02     02      BALANCE SHEET - LIABILITIES                                   6
--------------------------------------------------------------------------------
  03     01      STATEMENT OF EARNINGS                                         8
--------------------------------------------------------------------------------
  04     01      EXPLANATORY NOTES                                            10
--------------------------------------------------------------------------------
  05     01      COMMENTS ON COMPANY PERFORMANCE IN THE QUARTER               30
--------------------------------------------------------------------------------
  06     01      CONSOLIDATED BALANCE SHEET - ASSETS                          31
--------------------------------------------------------------------------------
  06     02      CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS'
                 EQUITY                                                       32
--------------------------------------------------------------------------------
  07     01      CONSOLIDATED STATEMENT OF INCOME                             34
--------------------------------------------------------------------------------
  08     01      COMMENTS ON CONSOLIDATED PERFORMANCE                         36
--------------------------------------------------------------------------------
  09     01      INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES       50
--------------------------------------------------------------------------------
                ADDITIONAL INFORMATION (NON AUDITED CONSOLIDATED CASH FLOWS)
--------------------------------------------------------------------------------
  17    01      REPORT OF THE SPECIAL REVIEW                                1/53
--------------------------------------------------------------------------------
                        COMPANHIA BRASILEIRA DE BEBIDAS
--------------------------------------------------------------------------------
                                    HOHNECK
--------------------------------------------------------------------------------
                      EAGLE DISTRIBUIDORA DE BEBIDAS S.A.
--------------------------------------------------------------------------------
                      AGREGA INTELIGENCIA EM COMPRAS LTDA.                   /53
--------------------------------------------------------------------------------




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